

Annual Report 2003: Advancing to the Clinic

Arena Pharmaceuticals, Inc.

Our goal is to discover, develop and ultimately commercialize novel and improved orally active medicines. Although drug discovery and development is a long and uncertain process, we believe our broadly applicable technologies, deep knowledge of G protein-coupled receptors, or GPCRs, and the efficiency captured through integrated drug discovery and development place us in a leading position to discover and develop unique, high-quality drugs.



Metabolic Diseases
LEAD OPTIMIZATION
PRECLINICAL
PHASE 1
PHASE 2
APD356 / Obesity
9AJ / Diabetes
20OK / Obesity
20PO / Diabetes
20YS / Diabetes
CNS Diseases
APD125 / Insomnia
21BX / Depression
Cardiovascular Diseases
$5HT_{2A}$ / Thrombosis
Inflammatory Diseases
9GJ / Inflammation

This chart is as of April 2, 2004, and does not include programs that our partners are working on or programs that are in the pre-lead optimization phase.

In 2003, we made significant progress in the preclinical development of our internally discovered small molecule compounds for obesity, insomnia and diabetes. In obesity, we successfully completed preclinical testing for our lead compound, APD356, in preparation for the Phase 1 clinical trial that was initiated in early 2004. In insomnia, we demonstrated *in vivo* efficacy of our preclinical compound, APD125, in an established animal model of sleep. In diabetes, we confirmed that our lead drug candidates successfully controlled plasma glucose levels in widely accepted animal models of diabetes, which moves us closer to selecting an orally active preclinical candidate for type 2 diabetes in 2004.



Dear Stockholders

Your company is at a transition point in its development. In February 2004, we put our first internal drug candidate into clinical testing, a drug that was discovered, developed and optimized using our own science and technologies. We accomplished this while advancing several additional drug candidates towards preclinical development to fuel our momentum in building a pharmaceutical company. Our discovery pipeline has never looked brighter, and I am excited by the breadth and depth of our cutting-edge research in several areas of therapeutic importance with significant unmet medical needs.

Obesity is a significant and growing problem in western countries. Our lead drug candidate, APD356, is being evaluated in clinical trials for obesity. If our trials are successful, APD356 or one of our other obesity compounds could become an important medicine to reduce appetite and promote loss of body weight. In our preclinical studies, APD356 also produced significant

APD356

Obesity and metabolic syndrome affect tens of millions of adults and children and are a serious long-term threat to their health and welfare. Current medical treatments for obesity are limited. APD356 is a selective $5HT_{2C}$ serotonin receptor agonist that we have shown reduces body weight and food intake in animal models of obesity. We believe that APD356 decreases body weight by regulating satiety, the condition of being full or gratified beyond the point of satisfaction, while leaving lean body mass unchanged.

reductions in co-morbidities that are associated with excess weight by reducing body fat, cholesterol and triglycerides, while at the same time increasing HDL or "good cholesterol." While APD356 is an exciting compound on its own, its development also validates our rigorous internal research and development processes, and underscores our ability to identify and develop compounds that may become drug products.

During 2003, we also significantly advanced our programs in sleep disorders and diabetes. Our sleep disorder program has produced compounds that are designed to improve the onset as well as the depth and quality of sleep. We have selected a lead compound, APD125, which is being evaluated for safety in laboratory animals and, if suitable, we expect to initiate clinical testing on APD125 toward the end of 2004. For our diabetes program, we are developing oral compounds to enable patients to safely control their type 2 diabetes, without

Insomnia Program

Sleep disorders are a major societal problem and most adults experience disturbed sleep at some time during their lives. Currently marketed therapies are effective at initiating sleep, but they have shortcomings. We have discovered a series of compounds that act through a different receptor target than currently available therapies. We have chosen a lead compound, APD125, a highly selective antagonist at the $5HT_{2A}$ serotonin receptor, for preclinical development.

the risk of unduly lowering their blood sugar. We hope to begin clinical testing of a diabetes drug candidate in 2005.

In addition to our later stage programs, we continue to use our broad discovery technologies to validate selected targets in four therapeutic areas: metabolic diseases, central nervous system disorders, cardiovascular diseases and inflammatory disorders. Examples include drug targets that act to increase insulin secretion or sensitivity, to regulate food intake and satiety, to mediate the effects of depression, to increase cardiac function for the treatment of heart failure and to regulate the synthesis or release of pro-inflammatory molecules for the treatment of diseases such as arthritis.

The drug discovery and development process is long, uncertain and expensive, but we believe we are in position to maximize stockholder value by developing our own proprietary drug candidates, as well as continuing



Diabetes Program

Current therapies for diabetes have side effects, including hypoglycemia and weight gain. As part of our focus on metabolic disease, we are working on a series of orphan GPCR targets that are potential therapeutic targets for type 2 diabetes. One particular receptor, 19AJ, is highly expressed in pancreatic islet beta cells. We have discovered orally active small molecules that act as insulin releasers to control plasma glucose levels in animals, and plan on designating a lead compound this year for preclinical development.

to emphasize drug discovery research and maintaining a broad potential pipeline of drug candidates.

After years of research successes, we have reached this transition point in terms of the development of our internally discovered drug candidates. We have achieved this goal by our investment in scientific knowledge and technologies around G protein-coupled receptors, the most drugable gene family. We believe that we must continue to invest in both our existing programs and in our now proven technologies, as they are the foundation for the future of our pipeline of drug candidates.

We look forward to reporting to you later this year the results of our clinical trial for APD356, as well as updating you on the progress of our other exciting programs.



Jack Lief

President and Chief Executive Officer

Research & Development Programs

We have integrated capabilities in molecular biology, pharmacology, small molecule screening and chemistry. Our goal is to discover and develop novel, proprietary drugs that target GPCRs through both our internal efforts and alliances with pharmaceutical and biotechnology companies. We focus in four therapeutic areas: metabolic diseases, central nervous system disorders, cardiovascular diseases and inflammatory disorders.



Selected Financial Data

The following Selected Financial Data should be read in conjunction with the discussion and the audited financial statements included below in this Annual Report.

Years ended December 31,	2003	2002	2001	2000	1999
REVENUES					
Collaborative agreements	$ 12,734,279	$ 18,005,765	$ 16,643,999	$ 7,683,396	$ —
Collaborative agreements with affiliates	100,000	1,416,000	1,416,000	—	—
Total revenues	12,834,279	19,421,765	18,059,999	7,683,396	—
EXPENSES					
Research and development	50,885,417	44,399,136	22,864,250	12,080,204	8,336,483
General and administrative	8,553,910	7,499,011	5,390,446	2,678,980	1,814,023
Amortization of deferred compensation	3,236,087	2,264,934	4,239,740	4,342,896	378,109
Amortization of acquired technology and other purchased intangibles	1,621,220	1,586,127	1,280,830	—	—
Total operating expenses	64,296,634	55,749,208	33,775,266	19,102,080	10,528,615
Interest and other, net	4,402,916	5,284,302	8,832,543	5,056,714	290,665
Investment writedown	—	(1,786,797)	—	—	—
Net loss	(47,059,439)	(32,829,938)	(6,882,724)	(6,361,970)	(10,237,950)
Non-cash preferred stock charge	—	—	—	(22,391,068)	—
Dividends on redeemable convertible preferred stock	(26,858)	—	—	—	—
Accretion of discount and deemed dividend related to redeemable convertible preferred stock	(35,516)	—	—	—	—
Net loss allocable to common stockholders	$ (47,121,813)	$ (32,829,938)	$ (6,882,724)	$ (28,753,038)	$ (10,237,950)
Net loss per share, basic and diluted	$ (1.74)	$ (1.19)	$ (0.28)	$ (2.84)	$ (10.05)
Shares used in calculating net loss per share, basic and diluted	27,159,234	27,487,537	24,989,067	10,139,755	1,018,359
BALANCE SHEET DATA					
Cash and cash equivalents	$ 60,471,856	$ 61,871,305	$ 176,676,669	$ 144,413,176	$ 5,401,508
Short-term investments	93,545,027	123,271,580	50,247,624	—	—
Total assets	229,898,109	254,890,047	276,973,710	152,711,929	8,525,840
Long-term obligations, net of current portion	13,000,000	45,737	402,092	960,517	2,158,784
Redeemable convertible preferred stock	25,776,104	—	—	—	18,251,949
Deferred compensation	(2,647,610)	(1,060,689)	(3,611,933)	(7,899,970)	(625,955)
Accumulated deficit	(107,525,478)	(60,403,665)	(27,573,727)	(20,691,003)	(14,329,033)
Total stockholders' equity (deficit)	183,148,132	242,051,701	269,473,678	148,784,325	(13,899,549)

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with the audited financial statements and supplementary data included below in this Annual Report. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth in "Information Relating to Forward-Looking Statements" below.

Arena Pharmaceuticals®, Arena® and our corporate logo are registered service marks of Arena. CART™ and BRL Screening™ are unregistered service marks of Arena.

In this Annual Report, "Arena Pharmaceuticals," "Arena," "we," "us" and "our" refer to Arena Pharmaceuticals, Inc. and our wholly owned subsidiary, BRL Screening, Inc., unless the context otherwise provides.

OVERVIEW

We have incurred net losses of approximately $107.5 million since our inception in April 1997 through December 31, 2003, and expect to incur substantial and possibly increasing net losses for the next several years or more as we continue our research and development activities. To date, we have generated cash and funded our operations primarily through the sale of common and preferred equity securities, payments from collaborators and, recently, the sale and lease back of one of our facilities. From our inception through December 31, 2003, we have generated approximately $377.1 million in cash from these sources, of which approximately $304.4 million was through sales of equity and approximately $60.1 million was through payments from our collaborators.

In addition to a number of factors more specific to our company that are discussed below, industry trends may affect our ability to generate sufficient cash from investors and collaborators to continue to fund our operations. First, companies in our industry with products on the market or in clinical development are now being favored by investors and potential licensing partners over companies with technologies for discovering products. Prior to 2002, we had been able to generate revenues by licensing our platform screening technologies and GPCRs to collaborators. Our potential partners are now more interested in drug candidates for a specific therapeutic area, and particularly drug candidates with clinical data, rather than just the technologies that could be used to find such candidates. This trend has caused us to accelerate our transition from primarily a drug discovery company to a more fully integrated pharmaceutical company with drug candidates.

Other industry trends that may be significant to us are the consolidation that has occurred in our industry and setbacks to pharmaceutical companies caused by litigation and competition by generics. In addition to reducing the number of potential partners, the consolidation and setbacks may make potential partners less willing to enter into new collaborations or cause existing partners to terminate or slow work on their existing collaborations for a variety of reasons, including their reluctance to enter new collaborations when they are integrating new operations, a change in research focus and direction following a merger or reduced budgets for research and development.

In February 2004, we initiated a Phase 1 clinical trial on our first internally developed drug candidate, APD356. We believe that if we are successful in moving drug candidates into the clinic, we will be able to generate cash from either accessing capital markets through new equity issuances, licensing these candidates to collaborators or, ultimately, sales of products.

Our short-term opportunities and risks

Our biggest short-term opportunity is with APD356, our clinical drug candidate for obesity. If we are able to establish in our Phase 1 clinical trial that this drug candidate is safe in humans, we believe that we will be able to successfully partner this program on terms more favorable than we have received in the past or issue additional equity securities, potentially at a valuation higher than our current market price. We expect to have the results of our Phase 1 clinical trial in the late spring or early summer of this year. If this clinical trial is not successful, we expect to re-evaluate our currently planned expenditures for the remainder of this year to conserve our cash, unless we have otherwise been successful in raising cash by licensing another of our programs, selling additional equity or selling other real property and buildings. Even if the results of the APD356 trial are positive, we expect our losses will be substantial this year because it will take some period of time after learning such results to successfully partner this clinical drug candidate, raise equity or, if necessary, significantly reduce expenditures.

We also believe there may be opportunities for us to generate cash from licensing our next most advanced programs in sleep and diabetes, as well as possibly entering into a broader collaboration on various GPCR targets that are in earlier stages of validation in terms of drug targets and our development of compounds. We will pursue these opportunities, but do not currently expect to be able to enter into a new collaboration on terms that we would find acceptable to us until near the end of 2004, at the earliest.

Our long-term opportunities

In the long term, we will need to raise a substantial amount of cash to develop our drug candidates and sustain our research efforts. We believe this will be possible through the issuance of additional equity securities or through partnering our more mature programs which have entered into clinical development. We are very optimistic about our pipeline of compounds that we have discovered and our ability to find additional drug candidates by using our technologies, and believe that over time many of these programs will enter into clinical trials.

However, the risks we face are substantial. The drug discovery process is long and uncertain and our ability to achieve our goals depends on many factors, many of which are out of our control. We will seek to balance the need to invest heavily in research and development to find new drugs against the need to sustain our operations long enough to commercialize the results of our efforts.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

SUMMARY OF REVENUES AND EXPENSES

We are providing the following summary of our revenues and expenses to supplement the more detailed discussion below.

	Years ended December 31,		
REVENUES (IN MILLIONS)	2003	2002	2001
COLLABORATOR			
Merck	$ 7.9	$ 1.6	$ —
Eli Lilly	3.1	14.2	8.5
Taisho	—	0.3	6.2
Others	1.8	3.3	3.4
Total revenues	$ 12.8	$ 19.4	$ 18.1

	Years ended December 31,		
RESEARCH AND DEVELOPMENT EXPENSES (IN MILLIONS)	2003	2002	2001
TYPE OF EXPENSE			
Personnel costs	$ 23.9	$ 20.2	$ 11.0
Research supplies	12.6	14.2	6.7
Facility and equipment costs	9.5	6.7	3.8
Preclinical study fees	3.5	1.6	0.4
Other	1.4	1.7	1.0
Total research and development expenses	$ 50.9	$ 44.4	$ 22.9

	Years ended December 31,		
GENERAL AND ADMINISTRATIVE EXPENSES (IN MILLIONS)	2003	2002	2001
TYPE OF EXPENSE			
Personnel costs	$ 4.8	$ 4.2	$ 2.8
Legal and other professional fees	1.5	1.2	1.4
Facility and equipment costs	1.5	1.4	0.6
Other	0.8	0.7	0.6
Total general and administrative expenses	$ 8.6	$ 7.5	$ 5.4

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Revenues

We recorded revenues of $12.8 million during the year ended December 31, 2003, compared to $19.4 million in revenues during the year ended December 31, 2002. Eighty-six percent and 81% of our revenues during the years ended December 31, 2003, and 2002, respectively, were from our collaborations with Merck & Co., Inc. ("Merck") and Eli Lilly and Company ("Eli Lilly"), which included research funding, milestone payments, and technology access and development fees. The decrease in revenues in 2003 was primarily the result of completing our research activities under our Eli Lilly collaboration on April 14, 2003. Accordingly, we have not received research funding from Eli Lilly under our collaboration since such date. We believe that this decrease is also attributable to the industry trends set forth above in the overview. TaiGen, a related party, accounted for $100,000 in royalty revenues and $1.4 million in revenues related to the transfer of activated receptors in the years ended December 31, 2003 and 2002, respectively. Our collaborators often pay us before we recognize the revenues and these payments are deferred until earned. Future revenues for research or clinical milestones are dependent upon our or our collaborators achieving scientific or clinical goals. The achievement and timing of achievement of such milestones are difficult to predict, and we expect our revenues from quarter to quarter and year to year to vary significantly. Our future revenues are also dependent upon the clinical success of APD356 and other drug candidates we may develop. As of December 31, 2003, we had deferred revenues totaling approximately $4.0 million.

Research and development expenses

Research and development expenses consist primarily of costs associated with internal development of our drug candidates, internal programs and our technologies. We generally do not track our research and development costs by project, rather we track such costs by the type of cost incurred. Research and development expenses increased $6.5 million to $50.9 million for the year ended December 31, 2003, from $44.4 million for the year ended December 31, 2002. The difference was due primarily to (i) personnel costs increasing by $3.7 million due to a higher average number of employees during all of 2003, (ii) research supplies decreasing by $1.6 million due to aggressive cost saving efforts, (iii) facility and equipment costs, including depreciation, increasing by $2.8 million due to expansion of our facilities, and (iv) preclinical study fees increasing by $1.9 million as we moved APD356 closer to clinical testing. As of December 31, 2003, all research and development costs have been expensed as incurred. Our research and development employees decreased from 276 at December 31, 2002, to 254 at December 31, 2003, primarily the result of our December 2003 reduction in our research and development staff of 28 employees. The cost of the reduction in force related to research and development personnel totaled approximately $310,000. We expect our number of research and development employees to increase from 254 at the end of 2003 to approximately 284 employees at the end of 2004, the majority of the increase relating to additional personnel in our development group. We also expect non-executive personnel costs to increase in order to retain our current employees and to remain competitive. We expect research and development expenses to be greater in 2004 than in 2003 as we move our development candidate pipeline forward in the areas of obesity and metabolic disease, insomnia and diabetes, as well as increased personnel and other expenses associated with running our chemical development facility.

General and administrative expenses

General and administrative expenses increased $1.1 million to $8.6 million for the year ended December 31, 2003, from $7.5 million for the year ended December 31, 2002. The increase is due primarily to an increase in personnel costs of $600,000 due to a higher average number of employees during all of 2003 as well as professional fees, including legal and accounting fees, increasing by $300,000 due to increases in legal and accounting fees related to the complexity and demands of the laws and regulations applicable to public companies, and the cost of maintaining a growing and maturing portfolio of patent applications and patents. We expect general and administrative expenses to be greater in 2004 than in 2003, due to increases in legal and accounting fees related to the complexity and demands of the laws and regulations applicable to public companies, and the cost of maintaining a growing and maturing portfolio of patent applications and patents.

Amortization of deferred compensation

Subsequent to Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., BVF Partners L.P., BVF Inc. (collectively, "BVF") and Investment 10, L.L.C. (collectively with BVF, the "BVF Stockholders") increasing their ownership in our stock in October 2002, in January, March and April 2003, we issued an aggregate of 750,500 shares of restricted common stock to key employees. The restricted stock generally vests over a two or four-year period. For the year ended December 31, 2003, we recorded amortization of deferred compensation of $3.2 million, of which $2.0 million relates to research and development and $1.2 million relates to general and administrative. For the year ended December 31, 2002, we recorded amortization of deferred compensation of $2.3 million, of which $1.6 million relates to research and development and $700,000 relates to general and administrative. We expect charges to be recognized in future periods from the amortization of deferred compensation related to equity grants will be $1.6 million, $544,000, $429,000 and $36,000 for the years ending December 31, 2004, 2005, 2006 and 2007, respectively.

Interest income and other, net

Interest income and other, net, was $4.4 million for the year ended December 31, 2003, compared to $5.3 million for the year ended December 31, 2002. Interest income and other, net, for the year ended December 31, 2003, was primarily comprised of interest income of $3.6 million and gains on sales of investments of $1.8 million, offset by $1.1 million attributable to our share of the net loss of TaiGen, which we have accounted for by the equity method of accounting. Interest income and other, net, for the year ended December 31, 2002, was primarily comprised of interest income of $5.4 million, gain on sale of investments of $417,000 and rental and other income of $560,000, offset by $1.0 million attributable to our share of the net loss of TaiGen.

Investment write-down

In the year ended December 31, 2002, we recorded a $1.8 million write-down of our investment in Axiom Biotechnologies, Inc. ("Axiom") which investment on September 3, 2002, was converted into 109,167 restricted shares of Sequenom, Inc. ("Sequenom") upon the closing of the acquisition of Axiom by Sequenom. In 2003, we sold all 109,167 shares of Sequenom stock for net proceeds of $405,000 and recognized a gain of $192,000.

Dividends on redeemable convertible preferred stock

We recorded a dividend expense of $27,000 related to our redeemable convertible preferred stock in the year ended December 31, 2003. This dividend expense, payable in additional shares of redeemable convertible preferred stock or in common stock, increases the net loss allocable to common stockholders. Assuming that the redeemable convertible preferred stock is held until the mandatory redemption date, we expect to record dividends on redeemable convertible preferred stock of $1.4 million for each of the years ending December 31, 2004, 2005, 2006, 2007 and 2008.

Accretion of discount and deemed dividend on redeemable convertible preferred stock

We recorded accretion of discount and deemed dividend on our convertible preferred stock in the amount of $36,000 in the year ended December 31, 2003. The fair value of the common shares into which the redeemable convertible preferred stock was convertible into on the date of issuance exceeded the proceeds allocated to the redeemable convertible preferred stock by $2.8 million, resulting in a beneficial conversion feature that was recognized as an increase to paid-in capital and as a deemed discount to the redeemable convertible preferred stock. We will record accretion of the value of the discount and deemed dividend of $1.9 million for each of the years ending December 31, 2004, 2005, 2006 and 2007 and $1.8 million for the year ending December 31, 2008.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Revenues

We recorded revenues of $19.4 million during the year ended December 31, 2002, compared to $18.1 million in revenues during the year ended December 31, 2001. Seventy-three percent and 47% of our revenues during the years ended December 31, 2002, and 2001, respectively, were from our collaboration with Eli Lilly, a significant customer, which included research funding, milestone payments, and technology access and development fees. Taisho accounted for $6.2 million of our revenues in 2002. TaiGen, a related party, accounted for $1.4 million in non-cash revenues in each of the years ended December 31, 2002, and 2001. Our collaborators often pay us before we recognize the revenues and these payments are deferred until earned. As of December 31, 2002, we had deferred revenues totaling approximately $6.6 million.

Research and development expenses

Research and development expenses increased $21.5 million to $44.4 million for the year ended December 31, 2002, from $22.9 million for the year ended December 31, 2001. The increase was due primarily to the following: (i) personnel costs increasing by $9.2 million, (ii) research supplies increasing by $7.5 million, (iii) facilities and equipment costs increasing by $2.9 million, and (iv) preclinical study fees increasing by $1.2 million. As of December 31, 2002, all research and development costs have been expensed as incurred. Our research and development employees increased from 168 at December 31, 2001, to 276 at December 31, 2002. We believe that continued investment in research and development is critical to attaining our strategic objectives and we expect these expenses to continue to increase.

General and administrative expenses

General and administrative expenses increased $2.1 million to $7.5 million for the year ended December 31, 2002, from $5.4 million for the year ended December 31, 2001. The increase was a result of increased personnel costs of $1.4 million during the year as a result of increasing our general and administrative personnel from 34 to 46 to support a growing company as well as supporting the needs of a public company. In addition, facilities and equipment costs increased by $800,000 in the year ended December 31, 2002 as compared to 2001 to support our growth.

Amortization of deferred compensation

For the year ended December 31, 2002, we recorded amortization of deferred compensation of $2.3 million, of which $1.6 million relates to research and development and $700,000 relates to general and administrative. For the year ended December 31, 2001, we recorded amortization of deferred compensation of $4.2 million, of which $2.7 million relates to research and development and $1.5 million relates to general and administrative.

Interest income and other, net

Interest income and other net, was $5.3 million for the year ended December 31, 2002, compared to $8.8 million for the year ended December 31, 2001. Interest income and other net, for the year ended December 31, 2002, was primarily comprised of interest income of $5.4 million, gain on sale of investments of $417,000, and rental and other income of $560,000, offset by $1.0 million attributable to our share of the net loss of TaiGen. Interest income and other, net, for the year ended December 31, 2001, was primarily comprised of interest income of $7.6 million, gain on sale of investments of $1.2 million, and rental and other income of $354,000, offset by $204,000 attributable to of our share of the net loss of TaiGen.

Investment write-down

We recorded a $1.8 million write-down of our investment in Axiom. On September 3, 2002, our investment was converted into restricted shares of Sequenom upon the closing of the acquisition of Axiom by Sequenom. At December 31, 2002, we valued our investment in Sequenom at its fair value as quoted on the NASDAQ national market, less a discount for restrictions on the sale of Sequenom stock.

LIQUIDITY AND CAPITAL RESOURCES

Short term

We believe we have sufficient cash to meet our objectives over the next year, including advancing our obesity compound APD356 and our other lead internal development projects for sleep and diabetes into clinical trials, and continuing multiple internal drug research and discovery programs and building and improving our infrastructure.

In the short-term, our sources of liquidity include our cash balances and short-term investments. As of December 31, 2003, we had $154.0 million in cash and cash equivalents and short-term investments.

In addition to our cash balances and short-term investments, other potential sources of near-term liquidity are (i) the sale of additional shares of our stock, (ii) the sale of two of our facilities that we own, neither of which is mortgaged, and (iii) the license of our internal drug programs and technologies. For example, our cash and cash equivalents and short-term investments balance at December 31, 2003, reflects net cash proceeds of $34.2 million from the Series B Convertible Preferred Stock private placement and net cash proceeds of $12.6 million from the sale and leaseback of our 6138-6150 Nancy Ridge Drive facility.

The industry trends discussed above will affect the terms of any near-term issuance of equity or license agreement with a partner. We believe the recent Series B financing that we completed in December and our collaboration with Merck are indicative of the terms of financing and licensing arrangement currently available to us. We will consider issuing new equity when an appropriate opportunity exists, as it did last December. Our current licensing strategy, however, is generally to move our lead program compounds towards or into the clinic to potentially realize greater value from partners than we have in the past.

Our revenues for 2004 are expected to be substantially dependent on one collaborator, Merck. The loss of this collaborator would significantly increase our expected operating losses.

Another factor that may affect us in the short-term is the actions of our largest stockholders. In October 2003, we purchased 3.0 million shares of our stock at an aggregate price of $23.1 million, or $7.69 per share, from our largest stockholders, Biotechnology Value Fund and certain of their affiliated companies ("BVF"). We do not currently intend to make any further repurchases of shares from our stockholders. However, BVF has subsequently announced that it has sold shares of our stock in the market. We believe the potential for BVF or other of our large stockholders to make further sales in the market will keep our stock price lower than it would otherwise be in the near-term, and this will adversely affect the terms, including the price, on which we may issue new equity.

We also continue to regularly evaluate potential acquisitions and in-licensing opportunities. Any such transaction may impact our liquidity as well as affect our expenses if, for example, our operating expenses increase as a result of such license or acquisition or we use our cash to finance the license or acquisition.

Long term

Looking beyond 2004, we will need to raise or generate significant amounts of cash to execute our objectives of internally developing drug products, which take many years and potentially hundreds of millions of dollars to develop, and to continue our research programs. We do not currently have adequate internal liquidity to meet this long-term goal. In order to do so, we will need to substantially increase our out-licensing activities and look to external sources of liquidity, including the public or private financial markets and strategic partners, if available.

The length of time that our current cash and cash equivalents, short-term investments and available borrowings will sustain our operations will be based on, among other things, the scientific progress in our research and development programs, our research and development costs (including personnel costs), our progress in preclinical and clinical testing, the time and costs related to planned clinical studies and regulatory approvals, if any, costs associated with securing in-licensing opportunities, if any, and costs associated with intellectual property. We do not know whether adequate funding will be available to us or, if available, that such funding will be available on acceptable terms. Any significant shortfall in funding could result in the partial or full curtailment of our development and/or research efforts, which, in turn, will affect our development pipeline and ability to generate cash in the future.

A source of potential liquidity in the longer term is from milestone and royalty payments from existing collaborations. A more detailed discussion of our collaborations is set forth below. While the current environment for partnering is difficult, we believe it is important to find partners to share the costs, responsibilities and risks of developing drugs.

Sources and Uses of Our Cash

Net cash used in operating activities was approximately $34.6 million during the year ended December 31, 2003, and was used to fund our net loss in the period, adjusted for non-cash expenses, including $5.6 million in depreciation and amortization expense, $3.2 million in amortization of deferred compensation, $1.6 million in amortization of acquired technology and other purchased intangibles, $1.1 million for our minority interest in TaiGen's operations, and changes in operating assets and liabilities. Net cash used in operating activities was approximately $17.2 million during the year ended December 31, 2002.

The primary use of cash for the year ended December 31, 2002, was to fund our net loss in the period, adjusted for non-cash expenses, including $3.5 million in depreciation and amortization, $2.3 million in amortization of deferred compensation, $1.6 million in amortization of acquired technology and other purchased intangibles, $1.0 million for our minority interest in TaiGen's operations, and changes in operating assets and liabilities. Net cash used in operating activities was approximately $1.6 million during the year ended December 31, 2001 and was used to fund our net losses, adjusted for non-cash expenses, including $4.2 million in amortization of deferred compensation, $1.6 million in depreciation and amortization, $1.3 million in amortization of acquired technology and other purchased intangibles, and changes in operating assets and liabilities.

Net cash provided by investing activities was approximately $8.9 million during the year ended December 31, 2003, and was primarily the result of net proceeds received from the sale and maturities of short-term investments of $26.0 million offset by $17.3 million for the purchase of equipment, leasehold improvements to the facilities we lease and capital improvements to the facilities we own. In particular, we incurred $11.5 million in improvements to our chemical development facility. We expect capital expenditures will be significantly less in 2004 due primarily to the near completion of this facility. Net cash used in investing activities was approximately $97.6 million during the year ended December 31, 2002, and was primarily the result of net purchases of short-term investments of $71.8 million, as well as $24.3 million for the purchase of equipment, leasehold improvements to the facilities we lease and capital improvements to the facilities we own. Net cash used in investing activities was approximately $88.9 million during the year ended December 31, 2001, and was primarily the result of net purchases of short-term investments of $50.3 million, the acquisition of Bunsen Rush Laboratories for $15.0 million, our purchase of three facilities and the acquisition of laboratory, computer equipment, furniture and fixtures of $20.6 million.

Net cash provided by financing activities was $24.2 million during the year ended December 31, 2003, and was primarily attributable to net cash proceeds of $34.2 million from a private placement, net cash proceeds of $12.6 million from the sale and leaseback of one of our facilities, and proceeds of $892,000 from the issuance of common stock upon exercise of options. Net cash provided by financing activities was offset by the purchase of 3.0 million shares of our common stock from the BVF Stockholders for an aggregate cash amount of $23.1 million. Net cash provided by financing activities was approximately $32,000 during the year ended December 31, 2002, and was attributable to the net proceeds of $524,000 from the issuance of common stock upon exercise of options offset by principal payments of $492,000 on our capital leases. Net cash provided by financing activities was approximately $122.8 million during the year ended December 31, 2001, and was primarily attributable to the net proceeds from our public offering of common stock in June 2001 where we raised $123.0 million offset by $540,000 in principal payments on our capital leases.

Contractual Obligations Table

The following summarizes our long-term contractual obligations as of December 31, 2003:

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
Operating leases	$ 9,437,171	$ 953,231	$ 1,978,029	$ 2,077,508	$ 4,428,403
Capital leases	44,883	44,883	—	—	—
Purchase obligations	222,124	222,124	—	—	—
Other long-term contractual obligations	23,790,884	1,326,733	2,753,801	2,893,212	16,817,138
Total	$ 33,495,062	$ 2,546,971	$ 4,731,830	$ 4,970,720	$ 21,245,541

We will enter into agreements with clinical sites and contract research organizations to conduct clinical trials. We will make payments to these sites and organizations based upon the number of subjects enrolled and the length of their participation in the trials. As of December 31, 2003, we had not yet entered into any agreements with clinical sites or contract research organizations in connection with our Phase 1 clinical trial for APD356. Subsequent to December 31, 2003, we entered into an agreement with a contract research organization regarding clinical trials for APD356 which totaled $1.1 million.

Sale and Leaseback of a Facility

On December 30, 2003, we completed a sale and leaseback of our facility at 6138-6150 Nancy Ridge Drive for $13.0 million. We have accounted for this transaction in accordance with Financial Accounting Standard No. 98 ("FAS 98"), "Accounting for Leases" and FAS 66, "Accounting for Sales of Real Estate." Our ability to repurchase this facility at a future date is considered continued involvement under FAS 98 and, therefore, we must use the financing method under FAS 66. Under the financing method, the book value of the facility and related accumulated deprecation remain on our balance sheet and no sale is recognized. Instead, the sales price of the facility is recorded as a financing obligation and lease payments are being expensed to interest expense. We have included our lease obligations on this facility in other long-term contractual obligations above.

The following is a summary of our collaborations in 2003:

Merck & Co., Inc.

In October 2002, we entered into a research and licensing agreement with Merck to collaborate on validating and developing therapeutics at three GPCRs of interest to Merck and that may play a role in cardiovascular disease. During this collaboration, we will pursue an agreed upon research plan relating to such GPCRs and possibly other GPCRs that are discovered under the collaboration.

We received approximately $13.1 million in cash proceeds from Merck from October 2002 through December 31, 2003, comprised of a one-time up-front payment of $4.0 million, which we are amortizing over a period of three years, and research funding of approximately $9.1 million, of which $1.1 million is research funding for research to be conducted from January 1, 2004, to March 31, 2004. During the second year of the collaboration, research is being funded at just under 60% of the initial year's level. We expect to continue to receive research funding from Merck through at least the end of this year. This agreement provides for preclinical milestones of up to $8.0 million. In February 2004, we achieved the first of these preclinical milestones for which we were paid $4.0 million. We may also receive milestones for Merck's clinical and marketing achievements, if any, of up to $34.0 million and royalty payments associated with Merck's commercialization of drugs discovered under the agreement, if any. There is no guarantee we will receive any further milestone payments or royalty payments under this agreement.

The term of the collaborative research program with Merck is three years from October 21, 2002. Merck can terminate this program for any of the following reasons: (i) without cause, at any time on or after October 21, 2004, by giving notice at least 90 days prior to such termination date, if certain milestones have been achieved and paid; (ii) without cause, at any time after October 21, 2004, by giving notice on or after such anniversary, and at least 180 days prior to such termination date; (iii) for certain technical grounds (including if the GPCRs are scientifically shown to be unsuitable targets for drug development or valid third-party patent rights block the achievement of significant program goals) at any time by giving 30 days prior notice; and (iv) in the event of a change in control of Arena, by giving 30 days prior notice. Merck can terminate the agreement at any time after October 21, 2005. Either party can terminate the agreement at any time for cause if the other party breaches its material obligations under the agreement by causes and reasons within its control, has not cured such breach and there is no dispute as to whether such breach has occurred. Additionally, in lieu of terminating the agreement, Merck can terminate certain aspects of the agreement by giving 90 days prior notice if we materially breach our obligations at any time during the period from October 21, 2002, to October 21, 2005 (or such earlier date of termination) and fail to cure such breach, if such default can be cured but not within a certain period.

For the year ended December 31, 2003, we recognized revenues under the Merck agreement of approximately $7.9 million, which included research funding of approximately $6.6 million and approximately $1.3 million from the amortization of the upfront payment. For the year ended December 31, 2002, we recognized revenues under the Merck agreement of approximately $1.6 million, which included research funding of approximately $1.4 million and approximately $200,000 from the amortization of the upfront payment. At December 31, 2003, deferred revenues under the Merck agreement totaled approximately $3.5 million.

Eli Lilly and Company

In April 2000, we entered into a research collaboration with Eli Lilly, one of the world's leading pharmaceutical companies, focused on the central nervous system, or CNS. We provided Eli Lilly 30 GPCR targets that were enabled by our technologies for their testing. Our research activities under this collaboration were completed in April 2003. Accordingly, we have not received research funding from Eli Lilly under this collaboration since such date. However, we will be eligible to receive additional preclinical milestones of $750,000 per receptor, clinical milestones of up to $6.0 million, marketing milestone payments of up to $6.0 million, and royalties on sales of products discovered by Eli Lilly as a result of this collaboration, if any. There is no guarantee that we will receive any further milestones or royalty payments under this agreement.

For the year ended December 31, 2003, we recognized revenues under the Eli Lilly collaboration of approximately $3.1 million, consisting of research funding of $1.7 million, milestone achievements of $1.3 million, and approximately $100,000 from amortization of the upfront payment. For the year ended December 31, 2002, we recognized revenues under the Eli Lilly collaboration of approximately $14.2 million, consisting of research funding of $6.0 million, milestone achievements of $8.0 million, and approximately $200,000 from amortization of the upfront payment. For the year ended December 31, 2001, we recognized revenues under the Eli Lilly collaboration of approximately $8.5 million, consisting of research funding of approximately $4.9 million, milestone achievements of approximately $3.5 million, and $100,000 from amortization of the upfront payment.

Fujisawa Pharmaceutical Co., Ltd.

In January 2000, we entered into a collaborative agreement with Fujisawa Pharmaceutical Co., Ltd., a Japanese pharmaceutical company ("Fujisawa"). This agreement with Fujisawa was amended to focus on five GPCRs that may play a role in neuro-inflammation, and we have discovered a series of compounds with significant activity at one of these GPCRs. Fujisawa currently has an option until March 2, 2004, to exclusively license one or more of these GPCRs and our related screening technologies. We are discussing with Fujisawa the possibility of extending the time to exercise this option. If Fujisawa exercises its option, Fujisawa will be responsible for the preclinical and clinical development of any drug candidates that Fujisawa discovers or develops, and we may receive up to $3.4 million for assay transfer, screening and exclusivity fees, and up to $6.0 million in clinical development milestones and regulatory approval milestones for the first drug candidate developed. For subsequent drug candidates, we may receive up to $4.0 million in clinical development milestones and regulatory approval milestones. We may also receive royalties on drug sales, if any, for products acting at GPCRs subject to this collaboration. Our collaborative agreement with Fujisawa will terminate on March 2, 2004, if Fujisawa does not exercise its option to continue. There is no guarantee that we will receive any further milestones or royalty payments under this agreement.

For the year ended December 31, 2003, we recognized revenues under the Fujisawa agreement of $350,000, which included $250,000 in screening fees and a milestone achievement of $100,000. For the year ended December 31, 2002, we did not recognize any revenues under the Fujisawa agreement. For the year ended December 31, 2001, we recognized revenues of $500,000 for a milestone achievement under the Fujisawa agreement.

Taisho Pharmaceutical Co., Ltd.

In May 2000, we entered into a research and licensing collaboration with Taisho Pharmaceutical Co., Ltd. ("Taisho") (the "2000 Taisho Agreement") focused on a few GPCRs. We received an upfront payment, which we amortized over three years. In January 2001, we amended the 2000 Taisho Agreement to grant Taisho worldwide rights to our 18F program, which includes the 18F receptor and small molecule modulators discovered using this receptor. In October 2002, we further amended the 2000 Taisho Agreement and Taisho returned worldwide rights to the 18F program in exchange for royalties on drug sales, if any.

In January 2003, we further amended the 2000 Taisho Agreement to focus on one GPCR (in addition to 18F) and to identify and develop small molecule GPCR ligands for the treatment of obesity and certain CNS-related disorders. We will also share with Taisho the costs of research and development, as well as marketing rights of any drugs we successfully develop, and each party will pay the other royalties on drug sales, if any. There is no guarantee that we will receive any royalty payments under this agreement.

The 2000 Taisho Agreement is effective until the expiration of Taisho's obligation to make royalty payments under the agreement, if any. Additionally, either party may terminate this agreement if the other party fails to cure a material breach of the agreement within two months of receiving notice of such breach, becomes insolvent or commences bankruptcy proceedings, or dissolves or liquidates.

In addition to the 2000 Taisho Agreement, in March 2001, we entered into a receptor discovery agreement with Taisho (the "2001 Taisho Agreement"). In connection with the 2001 Taisho Agreement, Taisho paid us a one-time non-refundable research and development fee of $1.0 million, which was recognized as revenues in 2001 as all services were completed. We do not expect any further work to be performed, or to receive any additional revenues, under the 2001 Taisho Agreement.

For the year ended December 31, 2003, we recognized aggregate revenues from the Taisho agreements of $40,000 from amortization of the upfront payment. For the year ended December 31, 2002, we recognized aggregate revenues from the Taisho agreements of approximately $283,000, consisting of research funding of approximately $163,000 and $120,000 from amortization of the upfront payment. For the year ended December 31, 2001, we recognized aggregate revenues from the Taisho agreements of approximately $6.2 million, consisting of research funding of approximately $1.3 million, milestone achievements of approximately $4.8 million, and $120,000 from amortization of the upfront payment.

TaiGen Biotechnology Co., Ltd.

In July 2001, we entered into a license agreement with TaiGen Biotechnology Co., Ltd., a biopharmaceutical organization ("TaiGen") focused on the discovery and development of innovative therapeutics, particularly in the fields of oncology and immunology. This agreement was later amended in December 2002. In exchange for a license to our technologies, including TaiGen's right to select and obtain several GPCRs from us in lieu of cash, we received $3.3 million in equity in TaiGen's Series A Preferred financing that we recorded as deferred revenues to be recognized as revenues upon the transfer of activated receptors. The $3.3 million valuation was based on independent investors purchasing for cash, shares of TaiGen's Series A preferred stock. If TaiGen is able to achieve certain financing milestones, TaiGen may receive the right to select several additional GPCRs from us in exchange for additional equity in TaiGen. For each GPCR that TaiGen selects, we will have an obligation to work diligently to transfer a screening assay to TaiGen for the selected receptor. TaiGen, in turn, will develop or license to third parties compounds for each receptor we transfer. We may also receive royalty payments based on TaiGen's licensing revenues and drug sales for products, if any, they develop using the receptors we provide them. If TaiGen or its licensees are not successful in developing drugs at a particular receptor, we will have the right to such receptor and any compounds identified using our assays. In such event, we may have an obligation to pay royalties to TaiGen. There is no guarantee that we will achieve any further milestones or receive further royalty payments under this agreement.

We account for our ownership interest in TaiGen using the equity method of accounting because we own approximately 17% of TaiGen's outstanding shares and our President and CEO, Jack Lief, is a member of TaiGen's board of directors. This is a method of accounting for an investment that requires increasing or decreasing the value of our investment on our balance sheet based on our proportionate share of TaiGen's earnings or losses. We shared in TaiGen's losses and thereby increased our net loss for the year ended December 31, 2003, 2002, and 2001 by approximately $1.1 million, $1.0 million and $204,000, respectively. Our investment in TaiGen was valued at $936,000 and $2.1 million at December 31, 2003, and 2002, respectively.

This agreement is effective until the expiration of TaiGen's obligation to make royalty payments under the agreement, if any. Additionally, either party may terminate this agreement if the other party fails to cure a material breach of the agreement within two months of receiving notice of such breach, becomes insolvent or commences bankruptcy proceedings, or dissolves or liquidates.

For the year ended December 31, 2003, we recognized related party royalty revenues under the TaiGen agreement of $100,000. For each of the years ended December 31, 2002, and 2001, we recognized non-cash related party revenues under the TaiGen agreement of $1.4 million for the transfer of GPCR assays to TaiGen. At December 31, 2003, deferred revenues under the TaiGen agreement totaled $478,000.

Ferring Pharmaceuticals, Inc.

In May 2002, we entered into a research and license agreement with Ferring Pharmaceuticals, Inc., a European-based biopharmaceutical company ("Ferring"). This collaboration principally focused on a validated GPCR target in the field of reproductive biology. The objective of the collaboration was to discover novel small molecule compounds of therapeutic potential. In July 2003, we jointly agreed with Ferring to discontinue work under this collaboration and do not expect to recognize additional revenues from this collaboration.

For the year ended December 31, 2003, we recognized revenues under the Ferring agreement of approximately $1.0 million for research funding. For the year ended December 31, 2002, we recognized revenues under the Ferring agreement of approximately $1.3 million, which included research funding of approximately $800,000 and a milestone achievement of $500,000.

Recently issued accounting standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46R, a revision to FIN 46. FIN 46R provides a broad deferral of the latest date by which all public entities must apply FIN 46 to certain variable interest entities to the first reporting period ending after March 15, 2004. We do not expect the adoption of FIN 46 to have a material impact upon our financial position, cash flows or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. While the effective date of certain elements of SFAS No. 150 has been deferred, we do not expect the adoption of SFAS No. 150 to have a material impact upon our financial position, cash flows or results of operations.

CRITICAL ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

The SEC defines critical accounting policies as those that are, in management's view, important to the portrayal of our financial condition and results of operations and demanding of management's judgment. Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting standards generally accepted in the United States ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on experience and on various assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Our critical accounting policies include:

Revenue recognition Our revenue recognition policies are in accordance with the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which provides guidance on revenue recognition in financial statements, and are based on the interpretations and practices developed by the SEC. Many of our agreements contain multiple elements, including technology access fees, research funding, milestones and royalty obligations.

Revenue from a milestone is recognized when earned, as evidenced by acknowledgment from our collaborator, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination of an earnings process, (iii) the milestone payment is non-refundable and (iv) our performance obligations after the milestone achievement will continue to be funded by our collaborator at a level comparable to the level before the milestone achievement. If all of these criteria are not met, the milestone payment is recognized over the remaining minimum period of our performance obligations under the agreement. We defer non-refundable upfront fees under our collaborations and recognize them over the period the related services are provided. Amounts we receive for research funding for a specified number of full-time researchers are recognized as revenue as the services are performed, as long as the amounts received are not refundable based on the results of the research project. Advance payments we receive in excess of amounts earned are classified as deferred revenue until earned.

In November 2002, the Emerging Issues Task Force ("EITF") finalized its tentative consensus on EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables," which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. Our current collaborations have not been impacted by the adoption of this consensus. We will apply EITF 00-21 to any future collaboration we enter into.

Intangibles Purchase accounting requires estimates and judgments to allocate the purchase price to the fair market value of the assets received and liabilities assumed. In February 2001, we acquired Bunsen Rush, Inc. for $15.0 million in cash and assumed $400,000 in liabilities. We allocated $15.4 million to the patented Melanophore technology acquired in such transaction. The Melanophore technology, our primary screening technology, is being amortized over its estimated useful life of 10 years, which was determined based on an analysis, as of the acquisition date, of the conditions in, and the economic outlook for, the pharmaceutical and biotechnology industries and the patent life of the technology. As with any intangible asset, we will continue to evaluate the value of the Melanophore technology, and we will record a future write-down of the carrying value of the technology if we determine that the technology has become impaired or we no longer use this technology internally as our primary screening technology or we will accelerate the amortization if we determine that the technology life has been shortened.

Stock-based compensation

We account for stock options granted to employees and directors using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and the FIN 44, "Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB 25." Pursuant to these guidelines, we measure the intrinsic value of the option on its grant date as the difference between the exercise price of the option and the fair market value of our stock. We then expense the difference, if any, over the vesting period of the option, on an accelerated basis, in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

We have adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." If we had adopted SFAS No. 123 to recognize an expense for options granted to employees and directors under our stock-based compensation plans, our earnings would have been materially impacted. The impact of this method is disclosed in the notes to the consolidated financial statements included elsewhere in this Annual Report.

Options issued to non-employees other than directors are accounted for under the fair value method in accordance with SFAS No. 123 and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services." Under the fair value method, compensation cost is measured at the grant date of the option based on the value of the award using the Black-Scholes method. Compensation cost is periodically remeasured as the underlying options vest in accordance with EITF Issue No. 96-18 and is recognized over the service period.

Valuation of our Series B Convertible Preferred Stock, and related warrants and unit warrants

In accordance with EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," we allocated the total proceeds received in our financing among the Series B Convertible Preferred Stock, the warrants and the unit warrants. We estimated the value of the warrants and unit warrants at $6.5 million using the Black-Scholes method. The fair value of the common shares into which the Series B-1 Preferred was convertible into on the date of issuance exceeded the proceeds allocated to the Series B Preferred by $2.8 million, resulting in a beneficial conversion feature that was recognized as an increase to paid-in-capital and as a deemed dividend to the Series B Preferred. We will record amortization of the value of the warrants, unit warrants and deemed dividend over five years, which will increase the losses allocable to our common stockholders.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. See our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report which contain accounting policies and other disclosures required by GAAP.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

INCOME TAXES

As of December 31, 2003, we had approximately $26.6 million of net operating loss carryforwards and $11.6 million of research and development tax credit carryforwards for federal income tax purposes. These carryforwards expire on various dates beginning in 2012. These amounts reflect different treatment of expenses for tax reporting than is used for financial reporting. United States tax law contains provisions that may limit our ability to use net operating loss and tax credit carryforwards in any year, including if there has been a significant ownership change.

RELATED PARTY TRANSACTIONS

We believe that all of the transactions described below were made and are on terms no less favorable to us than those that could be obtained from independent third parties in arms-length negotiations.

Biotechnology Value Fund

On October 17, 2003, the BVF Stockholders accepted our offer to purchase 3.0 million shares of our common stock from them at a cash price per share of $7.69. We made the offer on October 7, 2003, pursuant to the Stockholders Agreement dated as of January 17, 2003, by and among the BVF Stockholders and us. Mr. Mark N. Lampert, the President of BVF Inc. and the BVF Designee under the Stockholders Agreement, was a director on our board of directors and on its Corporate Governance Committee and Audit Committee when we made the offer to purchase such shares. The BVF Stockholders replaced Mr. Lampert with Mr. Scott H. Bice as the BVF Designee in December 2003.

We filed the Stockholders Agreement with the SEC on January 21, 2003, as Exhibit 10 to a report on Form 8-K.

ChemNavigator

In January 1999, we began development of an Internet-based search engine to allow scientists to search for compounds based primarily on the similarity of chemical structures. In May 1999, ChemNavigator was incorporated and in June 1999, we licensed to ChemNavigator a Web site, the trademark "ChemNavigator" and goodwill associated with the trademark, intellectual property related to the search engine, as well as technology needed to perform chemical similarity searches. In return, we received 2,625,000 shares of preferred stock in ChemNavigator valued at approximately $2.6 million based on independent investors' participation in ChemNavigator's Series A preferred round of financing. However, our historical cost basis in the licensed technology was zero and we, therefore, recorded our investment in ChemNavigator at zero. As of both December 31, 2003, and 2002, our equity ownership represented approximately 35% of the outstanding voting equity securities of ChemNavigator. Although ChemNavigator has an accumulated deficit, we are not under an obligation to reimburse other ChemNavigator stockholders for our share of ChemNavigator's losses, and, therefore, have not included any of ChemNavigator's losses in our Consolidated Statements of Operations. In March 2002, we entered into a license agreement with ChemNavigator for the use of their cheminformatic software program and in September 2003 we amended this license agreement to include additional development work to be performed by ChemNavigator. In 2002, we paid ChemNavigator $165,000 under this agreement. In 2003, we renewed our license under this agreement for $50,000 and have an option to renew our license in subsequent years for $50,000 per year. In 2003, we paid ChemNavigator $68,000 for development work performed. We expect to renew our license in 2004.

We sublease office space to ChemNavigator at current market rates. Lease payments are subject to a 2% increase in April 2003 and annually thereafter. In 2003 and 2002, we recorded approximately $98,000 and $88,000, respectively, in other income for this sublease. At December 31, 2003, ChemNavigator owed us $27,712, which was fully paid in January 2004.

Jack Lief, our President and Chief Executive Officer, was the Chairman of the Board of ChemNavigator until January 9, 2004. Mr. Lief no longer serves as a director of ChemNavigator. As compensation for his services he has received 200,000 shares of Common Stock of ChemNavigator, which vested over a period of four years. Robert E. Hoffman, our Vice President, Finance, is also the Chief Financial Officer of ChemNavigator. Mr. Hoffman entered into a four-year service agreement with ChemNavigator in May of 1999, in which he agreed to provide up to 200 hours of service per year. As compensation for his services he has received 100,000 shares of Common Stock of ChemNavigator, which vested over a period of four years. Mr. Hoffman continues to work for ChemNavigator, but for no additional compensation. Steven W. Spector, our Vice President and General Counsel, is a director of ChemNavigator. Mr. Spector does not receive any compensation from ChemNavigator. Dr. Nigel Beeley, our Vice President, Chief Chemical Officer has provided consulting services to ChemNavigator and has received 3,200 options to purchase shares of common stock of ChemNavigator as compensation for services rendered. The options vest over a period of four years.

TaiGen

In July 2001, we entered into a licensing agreement with TaiGen and received 11,500,000 shares of TaiGen's Series A Preferred Stock. Under the terms of our agreement, TaiGen has the right to select and obtain several GPCRs from us, together with a license to certain of our technologies. We recognized royalty revenues from TaiGen of $100,000 for the year ended December 31, 2003. We recognized revenues related to the transfers of activated receptors of $1.4 million for each of the years ended December 31, 2002, and 2001, in connection with the transfer of selected receptor screens to TaiGen. Jack Lief, our President and CEO, is a member of the board of directors of TaiGen. Mr. Lief does not receive any compensation for his services to TaiGen.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our management establishes and oversees the implementation of board-approved policies covering our investments. We manage our market risk in accordance with our investment guidelines, which: (i) emphasize preservation of principal over other portfolio considerations, (ii) require investments to be placed with high credit quality institutions, (iii) establish guidelines for the diversification of our investment portfolio, and (iv) require investments to be placed with maturities that maintain safety and liquidity. We target our portfolio to have an average duration of approximately three years with no one instrument having a duration exceeding five years. We do not invest in derivative instruments, or any financial instruments for trading purposes. Our primary market risk exposure as it affects our cash equivalents, short-term investments, and securities held for sale is interest rate risk. We monitor our interest rate risk on a periodic basis and we ensure that our cash equivalents, short-term investments, and securities held for sale are invested in accordance with our investments guidelines. Managing credit ratings and the duration of our financial investments enhances the preservation of our capital.

We model interest rate exposure by a sensitivity analysis that assumes a hypothetical parallel shift downwards in the U.S. Treasury yield curve of 100 basis points. Under these assumptions, if the yield curve were to shift lower by 100 basis points from the level existing at December 31, 2003, we would expect future interest income from our portfolio to decline by less than $1.5 million over the next 12 months.

As of December 31, 2002, our estimate for the effect of this same hypothetical reduction in interest rates was a decline in interest income of less than $1.9 million. The difference in these two estimates is due to the difference in the gross amount of our cash and cash equivalents, short-term investments, and securities held for sale between the two periods.

The model we use is not intended to forecast actual losses in interest income, but is used as a risk estimation and investment management tool. The hypothetical changes and assumptions are likely to be different from what actually occurs in the future. Furthermore, the computations do not incorporate actions our management could take if the hypothetical interest rate changes actually occur. As a result, actual earnings consequences will likely differ from those quantified herein.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Arena Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Arena Pharmaceuticals, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arena Pharmaceuticals, Inc. at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

San Diego, California
January 16, 2004

Consolidated Balance Sheets

December 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,471,856	$ 61,871,305
Short-term investments, available-for-sale	93,545,027	123,271,580
Accounts receivable	27,712	3,519,209
Prepaid expenses and other current assets	4,730,961	4,647,558
Total current assets	158,775,556	193,309,652
Land, property and equipment, net	55,729,472	44,073,365
Acquired technology, net	11,023,212	12,560,208
Other non-current assets	4,369,869	4,946,822
Total assets	$ 229,898,109	$ 254,890,047
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 1,741,981	$ 4,010,513
Accrued compensation	1,281,486	912,906
Current portion of deferred revenues	2,861,736	4,148,492
Current portion of obligations under capital leases	43,874	363,311
Total current liabilities	5,929,077	9,435,222
Obligations under capital leases, less current portion	—	45,737
Deferred rent	933,684	912,941
Deferred revenues, less current portion	1,111,112	2,444,446
Financing obligation	13,000,000	—
Commitments:		
Series B redeemable convertible preferred stock, $.0001 par value: 4,650 and no shares authorized at December 31, 2003 and 2002, respectively; 3,500 shares issued and outstanding at December 31, 2003, no shares issued and outstanding at December 31, 2002; Liquidation preference $35,000,000	25,776,104	—
Stockholders' equity:		
Series A preferred stock, $.0001 par value: 350,000 shares authorized at December 31, 2003 and 2002; no shares issued and outstanding at December 31, 2003 and 2002	—	—
Common stock, $.0001 par value: 67,500,000 shares authorized at December 31, 2003, and 2002; 25,548,372 and 27,746,536 shares issued and outstanding at December 31, 2003, and December 31, 2002, respectively	2,867	2,775
Additional paid-in capital	315,861,773	300,887,917
Treasury stock – 3,000,000 shares at December 31, 2003	(23,070,000)	—
Accumulated other comprehensive income	526,580	2,625,363
Deferred compensation	(2,647,610)	(1,060,689)
Accumulated deficit	(107,525,478)	(60,403,665)
Total stockholders' equity	183,148,132	242,051,701
Total liabilities and stockholders' equity	$ 229,898,109	$ 254,890,047

See accompanying notes.

Consolidated Statements of Operations

Years ended December 31,	2003	2002	2001
REVENUES			
Collaborative agreements	$ 12,734,279	$ 18,005,765	$ 16,643,999
Collaborative agreements with affiliates	100,000	1,416,000	1,416,000
Total revenues	12,834,279	19,421,765	18,059,999
OPERATING EXPENSES			
Research and development	50,885,417	44,399,136	22,864,250
General and administrative	8,553,910	7,499,011	5,390,446
Amortization of deferred compensation ($1,981,648, $1,576,661 and $2,710,464 related to research and development expenses and $1,254,439, $688,273 and $1,529,276 related to general and administrative expenses for 2003, 2002 and 2001, respectively)	3,236,087	2,264,934	4,239,740
Amortization of acquired technology	1,621,220	1,586,127	1,280,830
Total operating expenses	64,296,634	55,749,208	33,775,266
Interest income	3,594,580	5,423,742	7,609,893
Investment write-down	—	(1,786,797)	—
Interest expense	(37,231)	(76,536)	(112,188)
Gain on sale of investments	1,820,246	416,910	1,183,977
Other income	163,929	552,849	354,463
Equity in losses to TaiGen	(1,138,608)	(1,032,663)	(203,602)
Net loss	(47,059,439)	(32,829,938)	(6,882,724)
Dividends on redeemable convertible preferred stock	(26,858)	—	—
Accretion of discount and deemed dividend related to redeemable convertible preferred stock	(35,516)	—	—
Net loss allocable to common stockholders	$ (47,121,813)	$ (32,829,938)	$ (6,882,724)
Net loss per share, basic and diluted	$ (1.74)	$ (1.19)	$ (0.28)
Shares used in calculating net loss per share, basic and diluted	27,159,234	27,487,537	24,989,067

See accompanying notes.

Consolidated Statements of Cash Flows

Years ended December 31,	2003	2002	2001
OPERATING ACTIVITIES			
Net loss	$ (47,059,439)	$ (32,829,938)	$ (6,882,724)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	5,590,050	3,507,470	1,628,575
Equity in losses of TaiGen	1,138,608	1,032,663	203,602
Amortization of acquired technology	1,621,220	1,586,127	1,280,830
Amortization of deferred compensation	3,236,087	2,264,934	4,239,740
Amortization/accretion of short-term investment premium/discount	1,822,005	1,423,181	53,374
Deferred rent	20,743	41,074	5,858
Loss on disposal of equipment	25,188	7,066	—
Investment write-down	—	1,786,797	—
Change in operating assets and liabilities:			
Accounts receivable	3,491,497	(37,959)	(1,365,104)
Prepaid expenses and other assets	84,338	(1,793,408)	(1,218,159)
Deferred revenues	(2,620,090)	3,816,082	(1,616,582)
Accounts payable and accrued expenses	(1,926,810)	1,973,589	2,034,290
Net cash used in operating activities	(34,576,603)	(17,222,322)	(1,636,300)
INVESTING ACTIVITIES			
Acquisition of Bunsen Rush	—	—	(15,000,000)
Purchases of short-term investments, available-for-sale	(174,527,521)	(207,336,208)	(51,292,856)
Proceeds from sales/maturities of short-term investments	200,510,138	135,543,996	998,648
Purchases of land, property and equipment	(17,286,030)	(24,325,234)	(20,631,882)
Proceeds from sale of equipment	14,687	5,900	—
Deposits, restricted cash and other assets	225,872	(1,503,519)	(2,960,088)
Net cash provided by (used in) investing activities	8,937,146	(97,615,065)	(88,886,178)
FINANCING ACTIVITIES			
Principal payments on capital leases	(365,174)	(492,431)	(539,576)
Proceeds from issuance of redeemable convertible preferred stock and warrants	34,172,026	—	—
Proceeds from issuance of common stock	891,526	524,454	123,325,547
Proceeds from sale of facility	12,611,630	—	—
Purchase of common stock	(23,070,000)	—	—
Net cash provided by financing activities	24,240,008	32,023	122,785,971
Net increase (decrease) in cash and cash equivalents	(1,399,449)	(114,805,364)	32,263,493
Cash and cash equivalents at beginning of period	61,871,305	176,676,669	144,413,176
Cash and cash equivalents at end of period	$ 60,471,856	$ 61,871,305	$ 176,676,669
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid	$ 144,873	$ 70,120	$ 112,189
Equity investment in TaiGen	—	—	$ 3,310,404

See accompanying notes.

Consolidated Statements of Stockholders' Equity

	Common Stock	
	Shares	Amount
Balance at December 31, 2000	22,688,313	$ 2,268
Issuance of common stock upon exercise of options, net of repurchases	123,100	13
Issuance of common stock under the employee stock purchase plan	23,635	3
Issuance of common stock in public offering, net of offering costs of $ 7,599,970	4,750,000	475
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Net loss	—	—
Net unrealized gain on available-for sale	—	—
Net comprehensive loss		
Balance at December 31, 2001	27,585,048	$ 2,759
Issuance of common stock upon exercise of options, net of repurchases	83,975	8
Issuance of common stock under the employee stock purchase plan	77,513	8
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Net loss	—	—
Net unrealized gain on available-for-sale securities	—	—
Net comprehensive loss		
Balance at December 31, 2002	27,746,536	$ 2,775
Issuance of common stock upon exercise of options, net of repurchases	36,851	4
Issuance of common stock, warrants and units warrants related to preferred financing	45,000	4
Issuance of common stock under the employee stock purchase plan	103,486	10
Issuance of restricted stock, net of cancellations	744,000	74
Repurchase of common shares	(3,000,000)	—
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Dividends on redeemable convertible preferred stock	—	—
Accretion of discount and deemed dividend related to redeemable convertible preferred stock	—	—
Restricted shares deferred in company deferred compensation plan	(127,501)	—
Net loss	—	—
Net unrealized loss on available-for-sale securities and investment	—	—
Net comprehensive loss		
Balance at December 31, 2003	25,548,372	$ 2,867

See accompanying notes.

Additional Paid-In Capital	Treasury Stock	Accumulate Other Comprehensive Income	Deferred Compensation	Accumulated Deficit	Total Stockholder Equity
$ 177,373,030	$ —	$ —	$ (7,899,970)	$ (20,691,003)	$ 148,784,325
81,357	—	—	—	—	81,370
219,144	—	—	—	—	219,147
123,024,555	—	—	—	—	123,025,030
(516,371)	—	—	516,371	—	—
468,074	—	—	3,771,666	—	4,239,740
—	—	—	—	(6,882,724)	(6,882,724)
—	—	6,790	—	—	6,790
					(6,875,934)
$ 300,649,789	$ —	$ 6,790	$ (3,611,933)	$ (27,573,727)	$ 269,473,678
50,391	—	—	—	—	50,399
474,047	—	—	—	—	474,055
(286,310)	—	—	286,310	—	—
—	—	—	2,264,934	—	2,264,934
—	—	—	—	(32,829,938)	(32,829,938)
—	—	2,618,573	—	—	2,618,573
					(30,211,365)
$ 300,887,917	$ —	$ 2,625,363	$ (1,060,689)	$ (60,403,665)	$ 242,051,701
54,414	—	—	—	—	54,418
9,561,808	—	—	—	—	9,561,812
534,700	—	—	—	—	534,710
4,811,611	—	—	(4,811,685)	—	—
—	(23,070,000)	—	—	—	(23,070,000)
94,278	—	—	(49,371)	—	44,907
(82,955)	—	—	3,274,135	—	3,191,180
—	—	—	—	(26,858)	(26,858)
—	—	—	—	(35,516)	(35,516)
—	—	—	—	—	—
—	—	—	—	(47,059,439)	(47,059,439)
—	—	(2,098,783)	—	—	(2,098,783)
					(49,158,222)
$ 315,861,773	$ (23,070,000)	$ 526,580	$ (2,647,610)	$ (107,525,478)	$ 183,148,132

Notes to Consolidated Financial Statements

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Arena Pharmaceuticals commenced operations in July 1997. The Company operates in one business segment and is focused principally on discovering and developing drugs that act on an important class of drug targets called G protein-coupled receptors ("GPCRs"). The Company uses CART™, which is its constitutively activated receptor technology, Melanophore technology and other proprietary technologies to better understand GPCRs and to identify compounds that may lead to new drugs.

Principles of Consolidation

The Company's financial statements include the activity of its wholly owned subsidiary, BRL Screening, Inc. ("BRL") since its formation in February 2001. The financial statements do not include the accounts of its majority-owned subsidiary, Aressa Pharmaceuticals, Inc. ("Aressa") that was formed in August 1999. The Company's carrying value for its investment in Aressa is zero because it made no financial contribution to Aressa in exchange for its ownership interest. In addition, the Company is not required to reimburse the outside investor for any losses Aressa incurs, which would have been immaterial to the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less when purchased.

Short-term Investments, Available-for-sale

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Debt and Equity Securities," short-term investments are classified as available-for-sale. The Company defines short-term investments as income-yielding securities that can be readily converted to cash. These securities are carried at fair value, with unrealized gains and losses reported as accumulated other comprehensive income. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Declines in securities judged to be other than temporary, are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on available-for-sale securities are included in interest income. Investments held as of December 31, 2003, consist primarily of U.S. Federal agency notes, U.S. corporate debt securities and mortgage-backed securities.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value due to the short-term maturity of these instruments. Short-term investments, available-for-sale are carried at fair value.

Concentration of Credit Risk and Major Customers

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and short-term investments. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions and in accordance with the Company's investment policy, debt that is rated investment grade.

Merck & Co., Inc. ("Merck") and Eli Lilly and Company ("Eli Lilly") together accounted for 86.3% of total revenues during the year ended December 31, 2003, and Eli Lilly accounted for 73.2% of total revenues during the year ended December 31, 2002. Eli Lilly accounted for 99.5% of accounts receivable as of December 31, 2002.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (three to seven years) using the straight-line method. Buildings and building improvements are stated at cost and depreciated over the estimated useful life of approximately 20 years using the straight-line method. Amortization of leasehold improvements and assets under capital leases are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the lease term.

Intangible Assets

Acquired technology from the Company's acquisition of Bunsen Rush Laboratories, Inc. ("Bunsen Rush") is being amortized over its estimated useful life of 10 years. The estimated useful life of 10 years was determined based on an analysis, as of the acquisition date, of conditions in, and the economic outlook for, the pharmaceutical and biotechnology industries, the patent life of the technology and the history, current state and planned future operations of Bunsen Rush. Acquired technology from an inlicensing arrangement of patented technology is being amortized over its estimated useful life of five years. Accumulated amortization from acquired technology and other purchased intangibles totaled approximately $4.5 million and $2.9 million at December 31, 2003, and 2002, respectively. As of December 31, 2003, the Company anticipates that total charges to be recognized in future periods from the amortization of acquired technology and other purchased intangibles will be approximately $1.6 million for each of the next five years.

Long-lived Assets

The Company reviews the recoverability of long-lived and finite-lived intangible assets when circumstances indicate that the carrying amount of assets may not be recoverable. This evaluation is based on various analyses including undiscounted cash flow projections. In the event undiscounted cash flow projections indicate an impairment, the Company would record an impairment loss, if any, based on the fair value of the assets. Effective January 1, 2002, the Company accounts for impairments under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Prior to the adoption of this standard, impairments were accounted for using SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which was superceded by SFAS No. 144. No impairments of long-lived assets were recorded in 2003, 2002 or 2001.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreements is recorded as deferred rent in the accompanying balance sheets.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and its related Interpretations, which state that no compensation expense is recorded for stock options or other stock-based awards to employees and directors that are granted with an exercise price equal to or above the fair value per share of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the fair value of the Company's common stock on the grant date, the difference between the fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. For stock options granted to its employees and directors, the Company has adopted the disclosure-only requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123," which allows compensation expense to be disclosed in the notes to the financial statements based on the fair value of the options granted at the date of the grant. Compensation expense for options granted to non-employees other than directors has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services." Such expense is based on the fair value of the options issued using the Black-Scholes method and is periodically remeasured as the underlying options vest in accordance with EITF Issue No. 96-18.

In connection with the grant of stock options to employees, the Company recorded deferred stock compensation totaling $0 during the years ended December 31, 2003 and 2002, and $226,000 during the year ended 2001. This deferred stock compensation represents the difference on the date such stock options were granted between the exercise price and the estimated market value of the Company's common stock as determined by the Company's management, or after July 28, 2000, the quoted market value. Deferred compensation is included as a reduction of stockholders' equity. The deferred compensation related to options is amortized to expense over the vesting period.

Subsequent to Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., BVF Partners L.P., and BVF Inc. (collectively, "BVF") increasing their ownership in the Company's stock in October 2002, the Company issued an aggregate of 750,500 shares of restricted common stock to key employees in January, March and April 2003, which generally vests over a two or four-year period. In connection with the issuance of restricted stock to employees, the Company recorded deferred stock compensation totaling $4.8 million during the year ended December 31, 2003 and $0 during the years ended December 31, 2002 and 2001. This deferred compensation related to restricted stock awards was calculated by multiplying the quoted market value of the Company's stock by the number of shares issued and is amortized to expense over the vesting period.

Notes to Consolidated Financial Statements *(continued)*

The Company recorded amortization of deferred compensation expense of approximately $3.2 million, $2.3 million and $4.2 million during the years ended December 31, 2003, 2002 and 2001, respectively. The Company expects that charges to be recognized in future periods from amortization of deferred compensation related to equity grants will be $1.6 million, $544,000, $429,000 and $36,000 for the years ending December 31, 2004, 2005, 2006 and 2007, respectively.

In 2003, the Company set up a deferred compensation plan for its executive officers, whereby executive officers may elect to defer their shares of restricted stock. At December 31, 2003, a total of 127,501 shares of restricted stock were contributed to the plan.

The following pro forma information regarding net loss and net loss per share has been determined as if the Company had accounted for its employee and director stock options under the fair value method prescribed by SFAS No. 123. The fair value of options was estimated at the date of grant using a Black-Scholes option valuation model using the assumptions stated below.

Years ended December 31,	2003	2002	2001
Net loss allocable to common stockholders, as reported	$ (47,121,813)	$ (32,829,938)	$ (6,882,724)
Fair value of stock-based employee compensation	(4,036,510)	(6,561,000)	(4,924,000)
Pro forma net loss	$ (51,158,323)	$ (39,390,938)	$ (11,806,724)
Net loss per share:			
Basic and diluted — as reported	$ (1.74)	$ (1.19)	$ (0.28)
Basic and diluted — pro forma	$ (1.88)	$ (1.43)	$ (0.47)
Assumptions used for Employee Stock Options:			
Risk-free interest rate	3.3%	2.0%	2.8%
Dividend yield	0%	0%	0%
Stock price volatility	81%	93%	113%
Expected life (years)	5.0	5.0	5.0
Weighted-average fair value	$ 6.80	$ 9.68	$ 19.14
Assumptions used for Employee Stock Purchase Plan:			
Risk-free interest rate	1.2%	1.8%	2.3%
Dividend yield	0%	0%	0%
Stock price volatility	86%	98%	113%
Expected life (years)	0.25	0.25	0.25
Weighted-average fair value	$ 2.22	$ 2.90	$ 5.78

The effects of applying SFAS No. 123 for providing pro forma disclosures may not be representative of the effect on reported net income (loss) for future years.

Revenue Recognition

The Company's revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which provides guidance on revenue recognition in financial statements, and is based on the interpretations and practices developed by the Securities and Exchange Commission (the "SEC"). Many of the Company's agreements contain multiple elements, including technology access fees, research funding, milestones and royalty obligations.

Revenues from a milestone are recognized when earned, as evidenced by acknowledgment from the Company's collaborator, provided that: (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination of an earnings process, (iii) the milestone payment is non-refundable, and (iv) the Company's performance obligations after the milestone achievement will continue to be funded by the Company's collaborator at a comparable level to the level before the milestone achievement. If all of these criteria are not met, the milestone payment is recognized over the remaining minimum period of the Company's performance obligations under the agreement. Non-refundable upfront fees under the Company's collaborations are deferred and recognized over the period the related services are provided. Amounts received for research funding for a specified number of full-time researchers are recognized as revenue as the services are performed, as long as the amounts received are not refundable based on the results of the research project.

In November 2002, the Emerging Issues Task Force ("EITF") finalized its tentative consensus on EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables," which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company's current collaborations have not been impacted by the adoption of this consensus. The Company will apply EITF 00-21 to any future collaboration it enters into.

Research and Development Costs

All research and development expenses are expensed in the year incurred and consist primarily of personnel related expenses and laboratory expenses.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain.

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Comprehensive Loss

In accordance with SFAS No. 130, "Reporting Comprehensive Loss," all components of comprehensive loss, including net loss, are reported in the financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company's accumulated other comprehensive income for the years ended December 31, 2003 and 2002 consists of the following:

Years ended December 31,	2003	2002
Unrealized gain on available-for-sale securities	$ 526,580	$ 2,661,715
Unrealized loss on investment	—	(36,352)
Accumulated other comprehensive income	$ 526,580	$ 2,625,363

Net Loss Per Share

Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, "Earnings per Share," for all periods presented.

In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase.

The following table presents the calculation of net loss per share:

Years ended December 31,	2003	2002	2001
Net loss allocable to common stockholders	$ (47,121,813)	$ (32,829,938)	$ (6,882,724)
Net loss per share, basic and diluted	$ (1.74)	$ (1.19)	$ (0.28)
Weighted-average shares used in computing net loss per share, basic and diluted	27,159,234	27,487,537	24,989,067

The Company has excluded all outstanding stock options, preferred stock and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all years presented. The total number of shares subject to repurchase excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for stock options, was 54,249, 184,123 and 291,499 for the years ended December 31, 2003, 2002, and 2001, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share.

Effect of New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46R, a revision to FIN 46. FIN 46R provides a broad deferral of the latest date by which all public entities must apply FIN 46 to certain variable interest entities to the first reporting period ending after March 15, 2004. The Company does not expect the adoption of FIN 46 to have a material impact upon its financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. The Company adopted SFAS No. 150 in 2003 and has recorded the issuance of the Series B-1 redeemable convertible preferred stock in accordance with SFAS No. 150.

2. INVESTMENT IN CHEMNAVIGATOR

In January 1999, the Company began development of an Internet-based search engine that allows scientists to search for compounds based primarily on the similarity of chemical structures. In May 1999, ChemNavigator was incorporated and in June 1999, the Company licensed to ChemNavigator a website, the trademark "ChemNavigator" and goodwill associated with the trademark, intellectual property related to the search engine, as well as technology needed to perform chemical similarity searches. In return, the Company received 2,625,000 shares of preferred stock in ChemNavigator valued at approximately $2.6 million based on independent investors' participation in ChemNavigator's Series A preferred round of financing. However, the Company's historical cost basis in the licensed technology was zero and the Company, therefore, recorded its investment in ChemNavigator at zero. As of both December 31, 2003, and 2002, the Company's equity ownership represented approximately 35% of the outstanding voting equity securities of ChemNavigator. Although ChemNavigator has an accumulated deficit, the Company is not under an obligation to reimburse other ChemNavigator stockholders for its share of ChemNavigator's losses, and, therefore, has not included any of ChemNavigator's losses in the Company's Consolidated Statements of Operations. In March 2002, the Company entered into an additional license agreement with ChemNavigator for the use of their cheminformatic software program and in September 2003, the Company amended this license agreement to include additional development work to be performed by ChemNavigator. In 2002, the Company paid ChemNavigator $165,000 under this agreement. In 2003, the Company renewed its license under this agreement for $50,000 and paid ChemNavigator $68,000 for development work performed. The Company has an option to renew its license in subsequent years for $50,000 per year. At December 31, 2003, ChemNavigator owed the Company $28,000.

The Company subleases office space to ChemNavigator at current market rates. Lease payments were subject to a 2% increase in April 2003 and annually thereafter. In 2003 and 2002, the Company recognized approximately $98,000 and $88,000, respectively, in other income for this sublease.

Jack Lief, the Company's President and Chief Executive Officer, was the Chairman of the Board of ChemNavigator until he resigned on January 9, 2004. As compensation for his services he has received 200,000 shares of common stock of ChemNavigator, which vested over a period of four years. Robert E. Hoffman, the Company's Vice President, Finance, is also the Chief Financial Officer of ChemNavigator. Mr. Hoffman entered into a four-year service agreement with ChemNavigator in May of 1999, in which he agreed to provide up to 200 hours of service per year. As compensation for his services he has received 100,000 shares of common stock of ChemNavigator, which vested over a period of four years. Steven W. Spector, the Company's Vice President and General Counsel, is also a director of ChemNavigator. Mr. Spector does not receive any compensation from ChemNavigator for the services he provides to ChemNavigator. Dr. Nigel Beeley, the Company's Vice President, Chief Chemical Officer has provided consulting services to ChemNavigator and has received 3,200 options to purchase shares of common stock of ChemNavigator as compensation for services rendered. The options vest over a period of four years.

3. INVESTMENT IN ARESSA PHARMACEUTICALS, INC.

In October 2000, the Company received shares of stock in Aressa that constitute approximately 83% of the presently outstanding voting equity securities of Aressa, valued at $5.0 million based on the participation of an independent investor in Aressa's Series A preferred round of financing raising gross proceeds of $1.0 million. The Company's carrying value for its investment in Aressa is zero because it made no financial contribution to Aressa in exchange for its ownership interest. In addition, the Company is not required to reimburse the outside investor for any losses Aressa incurs. Through December 31, 2003, Aressa has had limited activity and the amounts of its assets and liabilities are currently immaterial to the Company's consolidated financial statements. Therefore, the Company has not included the accounts of Aressa in its consolidated financial statements.

Jack Lief, the Company's President and Chief Executive Officer, is also the President, Chief Executive Officer, Acting Treasurer and a Director of Aressa. Joyce Williams, the Company's Vice President, Drug Development is also the Vice President, Regulatory and Clinical Affairs of Aressa. Mr. Lief and Ms. Williams receive no compensation for their services to Aressa.

4. INVESTMENT IN AXIOM BIOTECHNOLOGIES, INC. AND SUBSEQUENT ACQUISITION BY SEQUENOM, INC.

In April 2001, the Company signed a binding letter of intent with Axiom Biotechnologies, Inc. ("Axiom") for a collaborative research program involving Axiom's proprietary RHACE™ Technology and Human Cell Bank, and purchased $2.0 million of Axiom's preferred stock. The Company accounted for this investment using the cost method of accounting. The Company determined that its investment in Axiom was impaired and accordingly recorded a $1.7 million write-down during the quarter ended June 30, 2002. In September 2002, Axiom was acquired by Sequenom, Inc. ("Sequenom"), and the Company further wrote down its investment by $87,000 to its fair value, less a discount for restrictions on the sale of Sequenom stock, on the date of acquisition of Axiom by Sequenom. At December 31, 2002, the Company valued its investment in Sequenom at its fair value as quoted on the NASDAQ national market, less a 10% discount for restrictions on the sale of Sequenom stock. In 2003, the Company sold all 109,167 shares of Sequenom stock for net proceeds of $405,000 and recognized a gain of $192,000.

5. AVAILABLE-FOR-SALE SECURITITES

The following table summarizes the various investment categories for available-for-sale securities at December 31, 2003, and 2002:

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$ 15,181,690	$ 179,443	$ —	$ 15,361,133
Corporate debt securities	35,251,013	239,594	(1,037)	35,489,570
Federal agency notes	42,585,765	112,383	(3,803)	42,694,345
Total available-for-sale securities	$ 93,018,468	$ 531,420	$ (4,840)	$ 93,545,048

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$ 29,694,790	$ 361,537	$ (15,382)	$ 30,040,945
Corporate debt securities	34,571,564	1,180,984	(2,409)	35,750,139
Federal agency notes	56,343,511	1,136,985	—	57,480,496
Total available-for-sale securities	$ 120,609,865	$ 2,679,506	$ (17,791)	$ 123,271,580

The amortized cost and estimated fair value of available-for-sale securities by contractual maturity at December 31, 2003, are shown below:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 19,529,433	$ 19,643,896
Due after one year through four years	69,892,903	70,294,679
Due after four years through five years	3,596,132	3,606,452
Total	$ 93,018,468	$ 93,545,027

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

December 31,	2003	2002
Laboratory and computer equipment	$ 20,872,029	$ 15,946,633
Furniture, fixtures and office equipment	1,241,384	1,207,219
Land, building and capital improvements	40,716,085	28,842,156
Leasehold improvements	4,631,013	4,586,276
	67,460,511	50,582,284
Less accumulated depreciation and amortization	(11,731,039)	(6,508,919)
Net property and equipment	$ 55,729,472	$ 44,073,365

Depreciation expense was approximately $5.6 million, $3.5 million and $1.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Cost and accumulated amortization of furniture and equipment under capital leases totaled approximately $2.2 million and $1.9 million, and approximately $2.2 million and $1.7 million, at December 31, 2003, and 2002, respectively.

7. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

December 31,	2003	2002
Investment in TaiGen Biotechnology Co., Ltd., net (See Note 9)	$ 935,531	$ 2,074,139
Investment in Sequenom, Inc. (See Note 4)	—	176,851
Prepaid expenses	2,092,744	1,419,986
Restricted cash	743,322	79,955
Other non-current assets	598,272	1,195,891
Total other non-current assets	$ 4,369,869	$ 4,946,822

8. COMMITMENTS

Leases

In 1997, the Company leased its facility located at 6166 Nancy Ridge Drive in San Diego, California under an operating lease that had an expiration date in 2004. The Company had an option to buy the facility during the first 12 months of the lease term for approximately $2.1 million. In 1998, the Company assigned the option to a publicly traded Real Estate Investment Trust ("REIT") in exchange for approximately $733,000 in cash. The $733,000 is being recognized on a straight-line basis as a reduction in the rent expense on the underlying lease. In addition, the Company signed a new lease with the REIT, which expires in 2013. The lease provides the Company with an option to extend the lease term via two five-year options. Under the terms of the new lease, effective April 1998, monthly rental payments will be increased in April 2000 and annually thereafter by 2.75%. In accordance with the terms of the new lease, the Company is required to maintain restricted cash balances totaling approximately $80,000 on behalf of the landlord as rent deposits throughout the term of the lease.

In 2000, the Company leased an additional facility located at 6150 Nancy Ridge Drive in San Diego, California under an operating lease which would have expired in 2013. In January 2001, the Company purchased this facility, along with the adjacent facility at 6138 Nancy Ridge Drive, for approximately $5.4 million in cash.

In March 2002, the Company leased an additional facility located at 6124-6126 Nancy Ridge Drive in San Diego, California, consisting of approximately 31,000 square feet of office and laboratory space. Under the terms of the lease, effective April 2003, monthly rental payments increased by 2% and are subject to a 2% increase annually thereafter. At the end of the lease in March 2012, the lease provides the Company with an option to buy the entire building, comprised of approximately 58,000 square feet, for $7.9 million. The Company subleases approximately 6,000 square feet, primarily office space, of the 6126 facility to ChemNavigator, a related party. Sublease payments from ChemNavigator were subject to a 2% increase in April 2003 and annually thereafter. In 2003, the Company received approximately $98,000 for the sublease.

On December 30, 2003, the Company completed a sale and leaseback of its facility at 6138-6150 Nancy Ridge Drive. The sales price for this facility was $13.0 million and net proceeds to the Company were $12.6 million. The Company has accounted for this transaction in accordance with Financial Accounting Standard ("FAS") 98 "Accounting for Leases" and FAS 66 "Accounting for Sales of Real Estate." The Company's ability to repurchase this facility at a future date is considered continued involvement under FAS 98 and therefore the Company has applied the financing method under FAS 66. Under the financing method, the book value of the facility and related accumulated deprecation remain on the Company's balance sheet and no sale is recognized. Instead, the sales price of the facility is recorded as a financing obligation and all lease payments are being expensed to interest expense. The term of the lease, which became effective December 2003, is 15 years. Under the terms of the lease, monthly rental payments will be increased in January 2005 and annually thereafter by 2.5%. In accordance with the terms of the lease, the Company is required to maintain restricted cash balances totaling approximately $663,000, included in other non-current assets, on behalf of the landlord as rent deposits throughout the term of the lease. The Company has the right to repurchase the facility through year 14 of the lease.

Rent expense was $953,000, $869,000 and $585,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Annual future minimum lease obligations as of December 31, 2003, are as follows:

Year ending December 31,	Other Long-term Contractual Obligation	Operating Leases	Capital Leases
2004	$ 1,326,733	$ 953,231	$ 44,883
2005	1,359,902	976,887	—
2006	1,393,899	1,001,142	—
2007	1,428,747	1,026,005	—
2008	1,464,465	1,051,503	—
Thereafter	16,817,138	4,428,403	—
Total minimum lease payments	$ 23,790,884	$ 9,437,171	44,883
Less amount representing interest			(1,009)
Present value of minimum lease obligations			43,874
Less current portion			(43,874)
Long-term portion of capital lease obligations			$ —

9. COLLABORATIONS

Merck & Co., Inc.

In October 2002, the Company entered into a research and licensing agreement with Merck to collaborate on validating and developing therapeutics at three GPCRs of interest to Merck and that may play a role in cardiovascular disease. During this collaboration, the Company and Merck agreed upon a research plan relating to such GPCRs and possibly other GPCRs that are discovered under the collaboration. At December 31, 2003, research funding was approximately 60% of the initial year's level.

The Company received approximately $13.1 million in cash proceeds from Merck from October 2002 through December 31, 2003, comprised of a one-time up-front payment of $4.0 million, which the Company is amortizing over a period of three years, and research funding of approximately $9.1 million, of which $1.1 million is research funding for research to be conducted from January 1, 2004, to March 31, 2004. The Company will receive research funding from Merck for its internal resources committed to the collaboration. In the future, the Company may receive up to $8.0 million in preclinical milestone payments. The Company may also receive additional milestones for Merck's clinical and marketing achievements, if any, of up to $34.0 million and royalty payments associated with Merck's commercialization of drugs discovered under the agreement, if any. There is no guarantee the Company will receive any royalty payments or further milestone payments under this agreement.

The term of the collaborative research program with Merck is three years from October 21, 2002. Merck can terminate this program for any of the following reasons: (i) without cause, at any time on or after October 21, 2004, by giving notice at least 90 days prior to such termination date, if certain milestones have been achieved and paid; (ii) without cause, at any time after October 21, 2004, by giving notice on or after such anniversary, and at least 180 days prior to such termination date; (iii) for certain technical grounds (including if the GPCRs are scientifically shown to be unsuitable targets for drug development or valid third-party patent rights block the achievement of significant program goals) at any time by giving 30 days prior notice; and (iv) in the event of a change in control of Arena, by giving 30 days prior notice. Merck can terminate the agreement at any time after October 21, 2005. Either party can terminate the agreement at any time for cause if the other party breaches its material obligations under the agreement by causes and reasons within its control, has not cured such breach and there is no dispute as to whether such breach has occurred. Additionally, in lieu of terminating the agreement, Merck can terminate certain aspects of the agreement by giving 90 days prior notice if we materially breach our obligations at any time during the period from October 21, 2002, to October 21, 2005 (or such earlier date of termination) and fail to cure such breach, if such default can be cured but not within a certain period.

For the year ended December 31, 2003, the Company recognized revenues under the Merck agreement of approximately $7.9 million, which included research funding of approximately $6.6 million and approximately $1.3 million from the amortization of the upfront payment. For the year ended December 31, 2002, the Company recognized revenues under the Merck agreement of approximately $1.6 million, which included research funding of approximately $1.4 million and approximately $200,000 from the amortization of the upfront payment. At December 31, 2003, deferred revenues under the Merck agreement totaled approximately $3.5 million.

Eli Lilly and Company

In April 2000, the Company entered into a research and licensing agreement with Eli Lilly focused on GPCRs in the central nervous system, or CNS. The Company received an upfront payment of $500,000, which the Company was amortizing ratably over five years. The Company received research funding from Eli Lilly for its internal resources committed to the collaboration, which had been augmented by substantial resources at Eli Lilly.

The Company's research activities under this collaboration were completed on April 14, 2003. Accordingly the Company has not received research funding from Eli Lilly under this collaboration since such date. Upon receiving notice from Eli Lilly that the Company's research activities were scheduled to be completed under the collaboration, the Company amortized the remaining upfront payment over the remaining period the Company performed services. The Company will, however, be eligible to receive additional preclinical milestones of $750,000 per receptor based upon Eli Lilly's sanction of drug discoveries based on internal milestones which Eli Lilly has an obligation to apply reasonable commercial efforts to obtain, clinical milestones totaling $6.0 million based upon clinical development for each drug candidate discovered, and marketing milestone payments of up to $6.0 million for each drug that is marketed for a disease not already covered by another drug marketed under the collaboration, and royalties on sales of products discovered by Eli Lilly as a result of this collaboration, if any. There is no guarantee the Company will receive any royalty payments or further milestone payments under this agreement.

For the year ended December 31, 2003, the Company recognized revenues under the Eli Lilly collaboration of approximately $3.1 million, consisting of research funding of $1.7 million, milestone achievements of $1.3 million, and approximately $100,000 from amortization of the upfront payment. For the year ended December 31, 2002, the Company recognized revenues under the Eli Lilly collaboration of approximately $14.2 million, consisting of research funding of $6.0 million, milestone achievements of $8.0 million, and approximately $200,000 from amortization of the upfront payment. For the year ended December 31, 2001, the Company recognized revenues under the Eli Lilly collaboration of approximately $8.5 million, consisting of research funding of approximately $4.9 million, milestone achievements of approximately $3.5 million, and $100,000 from amortization of the upfront payment.

TaiGen Biotechnology Co., Ltd.

In July 2001, the Company entered into a license agreement with TaiGen Biotechnology Co., Ltd., a biopharmaceutical organization ("TaiGen") focused on the discovery and development of innovative therapeutics, particularly in the fields of oncology and immunology. This agreement was later amended in December 2002. In exchange for a license to the Company's technologies, including TaiGen's right to select and obtain several GPCRs from the Company in lieu of cash, the Company received $3.3 million in equity in TaiGen's Series A Preferred financing that the Company recorded as deferred revenues to be recognized as revenues upon the transfer of activated receptors. The $3.3 million valuation was based on independent investors purchasing for cash, shares of TaiGen's Series A preferred stock. If TaiGen is able to achieve certain financing milestones, TaiGen may receive the right to select several additional GPCRs from the Company in exchange for additional equity in TaiGen. For each GPCR that TaiGen selects, the Company will have an obligation to work diligently to transfer a screening assay to TaiGen for the selected receptor. TaiGen, in turn, will develop or license to third parties compounds for each receptor we transfer. The Company may also receive royalty payments based on TaiGen's licensing revenues and drug sales for products, if any, they develop using the receptors the Company provides them. If TaiGen or its licensees are not successful in developing drugs at a particular receptor, the Company will have the right to such receptor and any compounds identified using our assays. In such event, the Company may have an obligation to pay royalties to TaiGen. There is no guarantee that the Company will achieve any further milestones or receive further royalty payments under this agreement.

The Company accounts for its ownership interest in TaiGen using the equity method of accounting because the Company owns approximately 17% of TaiGen's outstanding shares and the Company's President and CEO, Jack Lief, is a member of TaiGen's board of directors. This is a method of accounting for an investment that requires increasing or decreasing the value of the Company's investment on its balance sheet based on its proportionate share of TaiGen's earnings or losses. The Company shared in TaiGen's losses and thereby increased its net loss for the year ended December 31, 2003, 2002, and 2001 by approximately $1.1 million, $1.0 million and $204,000, respectively. The Company's investment in TaiGen was valued at $936,000 and $2.1 million at December 31, 2003, and 2002, respectively.

This agreement is effective until the expiration of TaiGen's obligation to make royalty payments under the agreement, if any. Additionally, either party may terminate this agreement if the other party fails to cure a material breach of the agreement within two months of receiving notice of such breach, becomes insolvent or commences bankruptcy proceedings, or dissolves or liquidates.

For the year ended December 31, 2003, the Company recognized related party royalty revenues under the TaiGen agreement of $100,000. For each of the years ended December 31, 2002, and 2001, the Company recognized non-cash related party revenues under the TaiGen agreement of $1.4 million for the transfer of GPCR assays to TaiGen. At December 31, 2003, deferred revenues under the TaiGen agreement totaled $478,000.

Taisho Pharmaceutical Co., Ltd.

In May 2000, the Company entered into a research and licensing collaboration with Taisho Pharmaceutical Co., Ltd. ("Taisho") (the "2000 Taisho Agreement") focused on a few GPCRs. The Company received an upfront payment, which was amortized over three years. In January 2001, the Company amended the 2000 Taisho Agreement to grant Taisho worldwide rights to its 18F program, which includes the 18F receptor and small molecule modulators discovered using this receptor. In October 2002, the Company further amended the 2000 Taisho Agreement and Taisho returned worldwide rights to the 18F program in exchange for royalties on drug sales, if any.

In January 2003, the Company further amended the 2000 Taisho Agreement to focus on one GPCR (in addition to 18F) and to identify and develop small molecule GPCR ligands for the treatment of obesity and certain CNS-related disorders. The Company will also share with Taisho the costs of research and development, as well as marketing rights of any drugs the Company or Taisho successfully develop, and each party will pay the other royalties on drug sales, if any. There is no guarantee that the Company will receive any royalty payments under this agreement.

The 2000 Taisho Agreement is effective until the expiration of Taisho's obligation to make royalty payments under the agreement, if any. Additionally, either party may terminate this agreement if the other party fails to cure a material breach of the agreement within two months of receiving notice of such breach, becomes insolvent or commences bankruptcy proceedings, or dissolves or liquidates.

In addition to the 2000 Taisho Agreement, in March 2001, the Company entered into a receptor discovery agreement with Taisho (the "2001 Taisho Agreement"). In connection with the 2001 Taisho Agreement, Taisho paid the Company a one-time non-refundable research and development fee of $1.0 million, which was recognized as revenues in 2001 as all services were completed. The Company does not expect any further work to be performed, or to receive any additional revenues, under the 2001 Taisho Agreement.

For the year ended December 31, 2003, the Company recognized aggregate revenues from the Taisho agreements of $40,000 from amortization of the upfront payment. For the year ended December 31, 2002, the Company recognized aggregate revenues from Taisho agreements of approximately $283,000, consisting of research funding of approximately $163,000 and $120,000 from amortization of the upfront payment. For the year ended December 31, 2001, the Company recognized aggregate revenues from Taisho agreements of approximately $6.2 million, consisting of research funding of approximately $1.3 million, milestone achievements of approximately $4.8 million, and $120,000 from amortization of the upfront payment.

Fujisawa Pharmaceutical, Co., Ltd.

In January 2000, the Company entered into a collaborative agreement with Fujisawa Pharmaceutical, Co., Ltd., a Japanese pharmaceutical company ("Fujisawa"). This agreement with Fujisawa was amended to focus on five GPCRs that may play a role in neuro-inflammation, and have discovered a series of compounds with significant activity at one of these GPCRs. Fujisawa currently has until March 2, 2004, to exercise its option on this and the other GPCRs. If Fujisawa exercises its option, Fujisawa will be responsible for the preclinical and clinical development of any drug candidates that Fujisawa discovers or develops, and the Company may receive up to $3.4 million in additional assay transfer, screening and exclusivity fees, and up to $6.0 million in clinical development milestones and regulatory approval milestones for the first drug candidate developed. For subsequent drug candidates, the Company may receive up to $4.0 million in clinical development milestones and regulatory approval milestones. The Company may also receive royalties on drug sales, if any, for products acting at GPCRs subject to this collaboration. The collaborative agreement with Fujisawa will terminate upon the expiration of Fujisawa's obligation to make royalty payments under the agreement, if any, or on March 2, 2004, if Fujisawa does not exercise its option to continue. Additionally, either party may terminate this agreement if the other party fails to cure a material breach of the agreement within one month of receiving notice of such breach, becomes insolvent or commences bankruptcy proceedings, or dissolves or liquidates.

For the year ended December 31, 2003, the Company recognized revenues under the Fujisawa agreement of $350,000, which included $250,000 in screening fees and a milestone achievement of $100,000. For the year ended December 31, 2002, the Company did not recognize any revenues under the Fujisawa agreement. For the year ended December 31, 2001, the Company recognized revenues of $500,000 for a milestone achievement under the Fujisawa agreement.

Ferring Pharmaceuticals, Inc.

In May 2002, the Company entered into a research and licensing agreement with Ferring Pharmaceuticals, Inc. ("Ferring"). The collaboration principally focused on a validated GPCR target in the field of reproductive biology. The objective of the collaboration was to discover novel small molecule compounds of therapeutic potential. In July 2003, the Company jointly agreed with Ferring Pharmaceuticals, Inc. to discontinue work under the collaboration and do not expect to recognize additional revenue from this collaboration.

For the year ended December 31, 2003, the Company recognized revenues under the Ferring agreement of approximately $1.0 million for research funding. For the year ended December 31, 2002, the Company recognized revenues under the Ferring agreement of approximately $1.3 million, which included research funding of approximately $800,000 and a milestone achievement of $500,000.

10. STOCKHOLDERS' EQUITY

Preferred Stock and Warrants

In October 2002, and in conjunction with the stockholders rights plan (see "Stockholders' Rights Plan" below in this note), the Company's board of directors created a series of preferred stock, consisting of 350,000 shares, par value $.0001 per share, designated as Series A Junior Participating Preferred Stock (the "Series A Preferred Stock"). Such number of shares may be increased or decreased by the board of directors, provided that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding, plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Series A Preferred Stock. As of December 31, 2003, no shares of Series A Preferred Stock were issued or outstanding.

In December 2003, the Company sold 3,500 shares of Series B-1 redeemable convertible preferred stock ("Series B-1 Preferred") together with (i) seven-year warrants to purchase up to 1,486,200 shares of common stock at an exercise price of $10.00 per share; and (ii) unit warrants giving such investors the right to purchase from the Company for a period of approximately 16 months, at their option, up to $11.5 million of Series B-2 Redeemable Convertible Preferred Stock ("Series B-2 Preferred") and additional seven-year warrants to purchase up to 450,000 shares of common stock at an exercise price of $10.00 per share, to two institutional investors for an aggregate purchase price of $35.0 million. The Company received approximately $34.2 million in net cash proceeds after closing costs.

The Series B-1 Preferred is convertible into 4,666,667 shares common stock of the Company at a fixed conversion price of $7.50 per share. If not previously converted, the Company must redeem the Series B-1 Preferred in five years or earlier under certain circumstances at the original amount invested, plus all accrued but unpaid dividends. Any such redemption may be made by the Company in cash or, if certain conditions have been met, in shares of common stock. Dividends on the Series B-1 Preferred are payable at a rate of 4% per annum, payable quarterly, commencing on March 31, 2004, by issuing common stock or by increasing the amount of common stock that is issuable upon conversion of the Series B-1 Preferred.

If issued, the Series B-2 Preferred would be convertible into common stock at a fixed conversion price, calculated as 110% of the market price of the common stock at the time of issuance of the Series B-2 Preferred, but not less than $7.00 per share or greater than $10.00 per share.

Each investor agrees that for so long as it holds Series B-1 Preferred and Series B-2 Preferred, it shall vote its shares of Series B-1 Preferred and Series B-2 Preferred and Common Stock on all matters in which such investor is entitled to vote and on which holders of common stock have the right to vote, in the manner recommended by the Company's board of directors to all of its stockholders unless the Company's board of directors elects to permit the investors to vote such shares in their own discretion.

If a change of control occurs before the two-year anniversary of the original issue date of the Series B Preferred, the Company can repurchase the Series B Preferred at a price equal to the greater of 125% of the stated value or the market value of such shares of Series B Preferred plus all accrued but unpaid dividends thereon to the date of payment. If such change of control occurs following the two-year anniversary of the original issue date of the Series B Preferred, the Company can repurchase the Series B Preferred at a price equal to the greater of 115% of the stated value or the market value of such shares of Series B Preferred plus all accrued but unpaid dividends thereon to the date of payment. The Company can elect to pay such redemption price in shares of common stock.

The Company valued the components of the Series B-1 Preferred Stock as follows:

Series B-1 redeemable convertible preferred stock	$ 25,740,588
Warrants	4,534,693
Deemed dividend	2,800,000
Unit warrants	1,924,719
Total	$ 35,000,000

The Company received net cash proceeds from the Series B-1 Preferred of $34.2 million. In addition, the Company issued 45,000 shares of common stock as a finder's fee valued at $302,000 based on the fair value of the common stock at the date of the closing of the Series B-1 Redeemable Convertible Preferred Stock.

In accordance with EITF 00-27, "Application of Issue No. 98-5 for Certain Convertible Instruments," the Company allocated the components of the sale of the Series B-1 Preferred between the Series B-1 Preferred, the warrants and the unit warrants on the basis of the relative fair values at the date of issuance using the Black-Scholes model. The aggregate amount allocated to the warrants and unit warrants was $6.5 million. The fair value of the common shares into which the Series B-1 Preferred was convertible into on the date of issuance exceeded the proceeds allocated to the Series B Preferred by $2.8 million, resulting in a beneficial conversion feature that was recognized as an increase to paid-in capital and as a deemed dividend to the Series B Preferred. The Company will record amortization of the value of the discount, warrants, unit warrants and deemed dividend of $1.9 million for each of the years ending December 31, 2004, 2005, 2006 and 2007 and $1.8 million for the year ending December 31, 2008.

Treasury Stock

In October 2003, Biotechnology Value Fund, L.P. and certain of its affiliates accepted the Company's offer to purchase from them 3.0 million shares of the Company's common stock at a cash price per share of $7.69. The Company made the offer on October 7, 2003, pursuant to the Stockholders Agreement dated as of January 17, 2003, with the Company and Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., BVF Partners L.P., BVF Inc. and Investment 10, L.L.C. The Company paid $23.1 million for this purchase.

Equity Compensation Plans

Since inception through December 31, 2003, the Company has authorized an aggregate of 6.25 million shares of common stock for issuance under the Amended and Restated 1998 Equity Compensation Plan, the Amended and Restated 2000 Equity Compensation Plan and the 2002 Equity Compensation Plan (collectively the "Option Plans"). The Option Plans provide designated employees of the Company, certain consultants and advisors who perform services for the Company, and non-employee members of the Company's board of directors with the opportunity to receive grants of incentive stock options, nonqualified stock options and restricted stock. The options generally vest 25% a year for four years and are immediately exercisable up to 10 years from the date of grant. The restricted stock generally vest over a two or four-year period and the recipient, at the date of grant, has all rights of a stockholder, subject to certain restrictions on transferability and a risk of forfeiture.

Unvested shares issued to the Company's employees, consultants, advisors and non-employee members of the Company's board of directors pursuant to the exercise of options are subject to repurchase, at the original purchase price, in the event of termination of employment or engagement. In the event the Company elects not to buy back any such unvested shares, the unvested options will be expensed at their fair value at that point in time. At December 31, 2003, 54,249 shares of common stock, issued pursuant to the exercise of options, were subject to repurchase by the Company. In accordance with SFAS No. 128, the Company has excluded unvested common stock arising from exercised options in its net basic loss per share calculations.

The following tables summarize the Company's stock option activity and related information for the years ended December 31:

Year Ending December 31,	2003		2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1,	2,505,775	$ 13.95	1,730,200	$ 16.21	1,064,475	$ 12.44
Granted	311,875	9.24	1,136,075	10.91	895,700	18.89
Exercised	(37,226)	1.47	(89,375)	0.60	(129,850)	0.59
Cancelled	(834,956)	19.16	(271,125)	20.07	(100,125)	19.82
Outstanding at December 31,	1,945,468	$ 11.20	2,505,775	$ 13.95	1,730,200	$ 16.21

Pursuant to stock option agreements between the Company and its employees, its employees are all entitled to exercise their options prior to vesting. All of the exercisable options shown in the table below are vested, but have not yet been exercised. The following table summarizes information concerning outstanding and exercisable options as of December 31, 2003. For illustration purposes, all options that are exercisable but not yet vested have been excluded from the "Options Exercisable" column in the table.

	Options Outstanding		Options Exercisable		
Range of Exercise Price	Number Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2003	Weighted-Average Exercise Price
$ 0.20 — $ 6.77	373,088	6.6 Years	$ 2.38	214,595	$ 1.44
$ 7.36 — $ 10.00	312,227	8.9 Years	9.27	91,405	8.94
$ 10.01 — $ 11.37	412,078	8.7 Years	10.56	111,480	10.64
$ 12.25 — $ 13.60	463,625	8.0 Years	12.32	129,707	12.42
$ 15.40 — $ 31.34	384,450	7.1 Years	20.64	285,604	21.11
$ 0.20 — $ 31.34	1,945,468	7.8 Years	$ 11.20	832,791	$ 11.95

At December 31, 2003, 2002, and 2001, 54,249, 184,123 and 291,499 shares of common stock issued upon the exercise of options were subject to repurchase at the original purchase price at a weighted-average price of $.61, $.60 and $.58, respectively. At December 31, 2003, 2002, and 2001, 2,374,431, 2,594,975 and 704,525 shares, respectively, were available for future grant. The 1,945,468 options not exercised at December 31, 2003, can be exercised at any time; however, unvested shares are subject to repurchase at the original purchase price if a grantee terminates prior to vesting.

Employee Stock Purchase Plan

The 2001 Arena Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's board of directors in March 2001. The Purchase Plan qualifies under Section 423 of the Internal Revenue Service and permits substantially all employees to purchase shares of common stock of the Company. Under the Purchase Plan, employees can choose to have up to 15 percent of their annual compensation withheld to purchase shares of common stock. The purchase price of the common stock is at 85 percent of the lower of the fair market value of the common stock at the enrollment date or the purchase date. The aggregate number of shares of the Company's common stock that may be issued pursuant to the Purchase Plan is 1,000,000. As of December 31, 2003, 204,634 shares have been issued pursuant to the Purchase Plan.

Common Shares Reserved for Future Issuance

The following shares of Common Stock are reserved for future issuance at December 31, 2003:

Stock option plans	4,319,899
Deferred compensation plan	127,501
Warrants	1,936,200
Series B-1 Preferred Stock	4,666,667
Series B-2 Preferred Stock	1,642,857
Payment of dividends	2,927,209
Employee stock purchase plan	795,366
Total	16,415,699

Stockholders' Rights Plan

In October 2002, subsequent to Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., BVF Partners L.P., and BVF Inc. (collectively, "BVF") increasing their share ownership in the Company, the Company's board of directors adopted a stockholders' rights plan (the "Rights Agreement") under which all stockholders of record as of November 13, 2002, received rights to purchase shares of the Series A Preferred Stock (the "Rights"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Series A Preferred Stock at an initial exercise price of $36, subject to adjustment. The Rights are not exercisable until the tenth day after such time as a person or group acquires beneficial ownership of 10% or more, or announces a tender offer for 10% or more, of the Company's common stock. At such time, all holders of the Rights, other than the acquiror, will be entitled to purchase shares of the Company's common stock at a 50% discount from the then current market price.

BVF, which beneficially owned more than 10% of the Company's common stock on the effective date of the Rights Agreement, was excluded to the extent of BVF's then current position, and, thus, did not trigger the exerciseability of the Rights on the effective date of the agreement.

The Rights will trade with the Company's common stock, unless and until they are separated due to a person or group acquiring beneficial ownership of 10% or more, or announcing a tender offer for 10% or more, of the Company's common stock. The Company's board of directors may terminate the Rights Agreement at any time or redeem the Rights prior to the time a person acquires 10% or more of the common stock.

11. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code. All employees of the Company are eligible to participate in the plan. The Company matches 100% of each participant's voluntary contributions, subject to a maximum Company contribution of 6% of the participant's compensation. The Company's matching portion, which totaled $815,000, $796,000 and $497,000 for the years ended December 31, 2003, 2002, and 2001 respectively, vests over a five-year period.

12. INCOME TAXES

Significant components of the Company's deferred tax assets at December 31, 2003, and 2002 are shown below. A valuation allowance of $43.3 million and $25.0 million has been recognized to offset the deferred tax assets as of December 31, 2003, and 2002, respectively, as realization of such assets is uncertain.

December 31,	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 25,824,000	$ 14,925,000
Research and development credits	11,553,000	7,338,000
Capitalized R&D	3,417,000	—
Other, net	3,122,000	3,107,000
Net deferred tax assets	43,916,000	25,370,000
Valuation allowance for deferred tax assets	(43,324,000)	(25,040,000)
Total deferred tax assets	592,000	330,000
Deferred tax liabilities:		
Depreciation	(592,000)	(330,000)
Net deferred tax assets	$ —	$ —

At December 31, 2003, the Company had federal and state tax net operating loss carryforwards of approximately $75.5 million and $16.2 million, respectively. The federal and California tax net operating loss carryforwards will begin to expire in 2012 and 2005, respectively, unless previously utilized. The Company also has federal and California research tax credit carryforwards of approximately $7.8 million and $5.6 million respectively, which will begin to expire in 2012 unless previously utilized.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards could be limited in the event of cumulative changes in ownership of more than 50%. Such a change occurred in prior years. However, the Company does not believe such limitation will have a material effect upon the Company's ability to utilize the carryforwards.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

2003 for quarter ended	Dec. 31	Sept. 30	June 30	March 31	Year
Revenues	$ 1,616,394	$ 2,868,675	$ 2,973,770	$ 5,375,440	$ 12,834,279
Net loss	(14,610,054)	(11,875,635)	(11,762,315)	(8,811,435)	(47,059,439)
Net loss allocable to common stockholders	(14,672,428)	(11,875,635)	(11,762,315)	(8,811,435)	(47,121,813)
Basic and diluted loss per share	$ (0.58)	$ (0.43)	$ (0.42)	$ (0.32)	$ (1.74)

2002 for quarter ended	Dec. 31	Sept. 30	June 30	March 31	Year
Revenues	$ 6,364,224	$ 2,987,741	$ 5,829,496	$ 4,240,304	$ 19,421,765
Net loss	(8,778,543)	(10,268,023)	(7,313,638)	(6,469,734)	(32,829,938)
Net loss allocable to common stockholders	(8,778,543)	(10,268,023)	(7,313,638)	(6,469,734)	(32,829,938)
Basic and diluted loss per share	$ (0.32)	$ (0.37)	$ (0.27)	$ (0.24)	$ (1.19)

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Securities

Our common stock has traded on the NASDAQ National Market under the symbol "ARNA" since our initial public offering on July 28, 2000. The following table sets forth, for the period indicated, the high and low sale prices for the common stock as reported by the NASDAQ National Market.

Year ended December 31, 2002	High	Low
First Quarter	$ 12.79	$ 9.46
Second Quarter	$ 9.98	$ 5.95
Third Quarter	$ 8.37	$ 5.45
Fourth Quarter	$ 7.49	$ 5.20

Year ended December 31, 2003	High	Low
First Quarter	$ 7.14	$ 6.11
Second Quarter	$ 8.36	$ 6.00
Third Quarter	$ 7.74	$ 6.50
Fourth Quarter	$ 8.57	$ 6.17

As of February 20, 2004, there were approximately 4,800 stockholders of record of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future on our common stock. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business. Payments of any future cash dividends on our common stock will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors deem relevant. As discussed below, we are obligated to pay dividends to the holders of our Series B Convertible Preferred Stock.

Recent Sales of Unregistered Securities

On December 24, 2003, we completed the private placement of $35 million of Series B-1 Convertible Preferred Stock and warrants to two institutional investors, Mainfield Enterprises, Inc. and Smithfield Fiduciary LLC, (the "Series B Investors") pursuant to a Securities Purchase Agreement, dated as of the same date.

The Series B-1 Convertible Preferred Stock is convertible into our common stock at a fixed conversion price of $7.50 per share. If not previously converted, we must redeem the Series B-1 Convertible Preferred Stock in five years or earlier under certain circumstances. We may make any such redemption in cash, or in shares of our common stock if (a) we have sufficient number of shares of common stock available for issuance, (b) the shares of common stock to be issued are registered under an effective registration statement, (c) our common stock is listed on NASDAQ or other eligible market, (d) the shares to be issued can be issued without violating the rules of NASDAQ or any applicable trading market or a provision of our agreement with the holders, (e) no bankruptcy event has occurred, and (f) certain other enumerated conditions. Dividends on the Series B-1 Convertible Preferred Stock are payable at a rate of 4% per annum by issuing common stock or by increasing the amount of common stock that is issuable upon conversion of the Series B-1 Convertible Preferred Stock.

In connection with the sale of the Series B-1 Convertible Preferred Stock, we issued to the Series B Investors seven-year Warrants to purchase up to 1,486,200 shares of our common stock at an exercise price of $10.00 per share. We also issued to the Series B Investors Unit Warrants giving them the right to purchase from us for a period of approximately 16 months, at their option, up to $11.5 million of Series B-2 Convertible Preferred Stock and additional seven-year Warrants to purchase up to 450,000 shares of our common stock at an exercise price of $10.00 per share.

If issued, the Series B-2 Convertible Preferred Stock would be convertible into our common stock at a fixed conversion price, calculated at 110% of the market price of our common stock at the time of issuance of the Series B-2 Convertible Preferred Stock, but not less than $7.00 per share or greater than $10.00 per share. Otherwise, the Series B-2 Convertible Preferred Stock has substantially identical terms as the Series B-1 Convertible Preferred Stock, as more fully described in the Certificate of Designations relating to the Series B Convertible Preferred Stock. We filed the Certificate of Designations relating to the Series B Convertible Preferred Stock with the SEC on December 30, 2003, as Exhibit 3.4 to a Form 8-K.

Pursuant to a Non-Circumvention and Finder's Fee Agreement, dated as of December 10, 2003, with Reedland Capital Partners, an Institutional Division of Financial West Group ("Reedland"), we agreed to pay Reedland or its designees $600,000 in cash and 45,000 shares of our common stock as well as to register for resale such shares pursuant to an effective registration statement. No underwriter was involved in the Series B Convertible Preferred Stock transaction.

The issuance and sale of the Series B Convertible Preferred Stock, Warrants and Unit Warrants were exempt from registration under Section 4(2) of the Securities Act of 1933 because the issuance and sale did not involve any public offering.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Such forward-looking statements include statements about our strategies, objectives, discoveries, collaborations, preclinical and clinical programs, and our future achievements. These forward-looking statements also involve other statements that are not historical facts, including statements which are preceded by the words "intend," "will," "plan," "expect," "anticipate," "estimate," "aim," "believe," "hope" or similar words. For such statements, we claim the protection of the Private Securities Litigation Reform Act of 1995. Readers of this Annual Report are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of our most recent annual report on Form 10-K. We undertake no obligation to update publicly or revise any forward-looking statements. Actual events or results may differ materially from our expectations. Important factors that could cause actual results to differ materially from those in these forward-looking statements are disclosed in our SEC reports, including, but not limited to, our most recent annual report on Form 10-K.

BOARD OF DIRECTORS

Jack Lief
President and Chief Executive Officer
Arena Pharmaceuticals, Inc.

Dominic P. Behan, Ph.D.
Vice President, Research
Arena Pharmaceuticals, Inc.

Donald D. Belcher
Chairman of the Board
Banta Corporation

Scott H. Bice
Robert C. Packard Professor
University of Southern California
Law School

Duke K. Bristow, Ph.D.
Economist
Anderson Graduate School
of Management at UCLA

Derek T. Chalmers, Ph.D.
Vice President, Research
Arena Pharmaceuticals, Inc.

J. Clayburn La Force, Jr., Ph.D.
Dean Emeritus
Anderson Graduate School of
Management at UCLA

Robert L. Toms, Sr.
Attorney at Law
Former California State
Commissioner of Corporations

ADVISORY DIRECTOR

Frederick Frank
Vice Chairman and a Director of
Lehman Brothers, Inc.

EXECUTIVE OFFICERS

Jack Lief
President and Chief Executive Officer

K.A. Ajit-Simh
Vice President
Quality Systems

Nigel R.A. Beeley, Ph.D.
Vice President
Chief Chemical Officer

Dominic P. Behan, Ph.D.
Vice President
Research

Derek T. Chalmers, Ph.D.
Vice President
Research

Robert E. Hoffman, CPA
Vice President, Finance
and Chief Accounting Officer

Paul W. Maffuid, Ph.D.
Vice President
Pharmaceutical Development

Louis J. Scotti
Vice President, Marketing
and Business Development

William R. Shanahan, Jr., M.D., J.D.
Vice President
Chief Medical Officer

Steven W. Spector
Vice President, General Counsel
and Secretary

Joyce H. Williams, R.A.C.
Vice President
Drug Development

CORPORATE HEADQUARTERS

Arena Pharmaceuticals, Inc.
6166 Nancy Ridge Drive
San Diego, California 92121
Telephone: 858.453.7200
Facsimile: 858.453.7210

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Friday, June 11, 2004, at 10:00 a.m. local time, at 6150 Nancy Ridge Drive, San Diego, California 92121. For further information, call 858.453.7200, ext. 1315.

INVESTOR RELATIONS

Stockholders' inquiries should be directed to:
Investor Relations
Arena Pharmaceuticals, Inc.
6166 Nancy Ridge Drive
San Diego, California 92121
Telephone: 858.453.7200, ext. 1315
Facsimile: 858.677.0065

INFORMATION AVAILABLE

A copy of Arena's annual report to the Securities and Exchange Commission on Form 10-K is available without charge by writing Investor Relations at Arena's corporate headquarters or calling 858.453.7200, ext. 1315.

In addition, Arena's annual report on Form 10-K, other filings with the Securities and Exchange Commission, and press releases, along with general information on Arena's business and technology, are available through Arena's home page on the Internet at the following address: www.arenapharm.com.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone: 303.262.0600
Facsimile: 303.262.0604

STOCK LISTING

Arena's common stock trades on The NASDAQ Stock Market® under the symbol ARNA.

INDEPENDENT AUDITORS

Ernst & Young LLP
501 West Broadway, Suite 1100
San Diego, California 92101
Telephone: 619.235.5000
Facsimile: 619.235.5151

TRADEMARKS AND SERVICE MARKS

The following trademarks and service marks in this report are the property of Arena or its subsidiary: Arena Pharmaceuticals®, Aressa Pharmaceuticals®, CART™, and BRL Screening™. The corporate logo is a registered trademark.

WHOLLY OWNED SUBSIDIARY

BRL Screening, Inc.

Arena

Arena Pharmaceuticals, Inc.
6166 Nancy Ridge Drive
San Diego, California 92121
Telephone: 858.453.7200
Facsimile: 858.453.7210
www.arenapharm.com